
10012404

FedEx.

DEAR SHAREOWNERS:

YOU AIN'T SEEN NOTHING YET.


FedEx Express
FedEx
Express

ANNUAL REPORT 2010


ischler
FedEx
Ground


THIS PAST YEAR, WE DID
WHAT STRONG COMPANIES
SHOULD DO IN A DOWNTURN:
EMERGE STRONGER THAN EVER.

I have never been more proud of our FedEx team. Why? Because today, I can look to the future of FedEx and say, like the old '70s rock song, "You ain't seen nothing yet."

Coming through the toughest economic contraction since World War II, we stuck to our strategy, to our long view of the future. Despite the downturn, we kept making smart investments that put us far ahead of any competitor. We kept breaking technological ground to give our customers better service and to make our operations more sustainable. We worked as a team to keep our Purple Promise — to make every FedEx experience outstanding. The greatest thanks for these achievements go to more than a quarter million FedEx team members around the world.



THEY ARE FEDEX. THEIR DEDICATION TO SERVICE, TO INNOVATION, AND TO RESPONSIBILITY BROUGHT US TO WHERE WE ARE TODAY.

As we moved through the downturn, we cut billions in costs to adjust to the "new normal." Every FedEx team member was asked to share in that sacrifice. But today, I'm pleased to report that we've restored many compensation programs and 401(k) matching contributions.

By sticking to our long-term strategy, combined with our cost-reduction efforts, we finished FY10 with positive momentum. In the first half of the fiscal year, earnings were down year over year, but in the second half, major global economies began emerging from the recession, and our volumes grew accordingly. We finished the year strong with net income of $1.2 billion. Our share price rose by more than 50 percent over the course of the fiscal year, outpacing the S&P 500, the Dow Jones Industrial Average, and the Dow Jones Transportation Average.

Over the years, we have built a business model that allowed us to adjust shipping capacity to demand. In other words, we've built quite a few "shock absorbers" into our networks, and when the downturn hit, they cushioned our results. We have also built and maintained an exceptionally strong balance sheet.

In short, commitment and preparation were the main reasons we emerged from this downturn stronger than ever. We made calculated decisions during the recession to leverage our unique global network and be ready to take advantage of the economic recovery we knew would come. One of those decisions involved using state-of-the-art Boeing 777F aircraft on Asian routes.

The 777F sets the new standard for freighter aircraft. No other company in our industry flies these planes nonstop across the Pacific Ocean. Because we do, our customers now have more of that irreplaceable commodity — time.

WE GAINED AN ADVANTAGE THAT WILL TAKE YEARS FOR OUR COMPETITORS TO MATCH — AND ONE THAT WILL GIVE OUR CUSTOMERS THEIR OWN COMPETITIVE ADVANTAGE.

FedEx pioneered global just-in-time supply chains, and these aircraft represent a giant step forward. Our 777Fs give FedEx customers a meaningful edge in the modern global marketplace. We can now fly directly between Asia and the United States with no refueling stops. This gives our customers later cutoffs to prepare shipments in an era when every extra minute is critical. Many companies' strategies depend on inventory turning over at maximum speed and new goods moving directly to customers — even if they have to move all the way across the Pacific Ocean.

Under the right circumstances, FedEx would like to have at least twenty-two 777Fs in service by 2014 and another 16 by 2020. The 777Fs fly farther on less fuel, and they carry nearly 14,000 more pounds of freight than the MD-11s they replace. Put those things together, and they create a meaningful advantage for FedEx: a steep reduction in cost and emissions per unit transported.

The 777Fs are the most visible examples of how, during the worst recession in our history, we kept investing to produce real value for our customers, their customers, and for us. We also continued replacing our 727s with 757s, which have 47 percent lower fuel consumption per pound of payload, greater operational efficiencies, and lower maintenance costs. And we expanded the list of countries where we operate branded FedEx Express domestic services to include India, along with the United States, China, Canada, Mexico, and the United Kingdom.

At FedEx Ground, we continued network expansion and accelerated transit times. Since 2002, FedEx Ground has opened nine new hubs, featuring the most advanced material-handling technology. We've expanded and/or relocated more than 500 local facilities. What's the payoff? We now deliver more than 50 percent of packages in two days or less and more than 80 percent in three days or less — a benefit for our customers. It's a boon to FedEx, too. FedEx Ground's average daily package volume has increased by more than 50 percent, from 2.2 million daily packages in 2003 to more than 3.5 million in FY10.

On the other hand, it was a tough year at FedEx Freight, but we have a strategy in place to turn things around. Essentially, since the economic downturn, too much less-than-truckload (LTL) capacity has been chasing too little inventory. This put downward pressure on prices and resulted in lower profits. Our focus now is to balance growth and yield. Having integrated our Freight Sales and Customer Service units with FedEx Services during FY10, we are now able to do so in more exacting and efficient ways. In addition, we're reducing costs and improving productivity, for example, in our pickup-and-delivery and linehaul operations. Our long-term goals for FedEx Freight are to be the premier LTL provider, to be the market leader, and to be the most profitable carrier.





LI TAO
Senior Ramp Agent, FedEx Express, Shanghai

"I previously worked loading the MD-11 airplanes. With the MD-11, the flight schedule was from Shanghai to Anchorage for refueling and then to Memphis. Now that we use the 777, we have a nonstop flight from Shanghai to Memphis. The flight leaves Shanghai two hours later, so the cutoff time for our customers is two hours later. The other difference is operation time. With its power-loading system, we can load an additional 14,000 pounds into this plane 15 minutes faster than we could load the MD-11."

We are confident we have the strategy, leadership, and resources in place to achieve our goals.

In January, we launched FedEx International DirectDistribution Ocean Solutions, which can replace a maze of shipping channels with one global distribution command-and-control center. Through this service, we can pick up shipments at factories or container yards in Asia or Europe, consolidate them, forward them by ocean transport, provide customs brokerage service in the U.S. and Canada, then handle final delivery to multiple destinations via FedEx Ground, FedEx SmartPost, FedEx Freight, or FedEx Custom Critical.

In April, we introduced FedEx Electronic Trade Documents (ETD), which lets customers submit customs documents electronically, which reduces paper usage and saves them time and money. FedEx ETD is available for shipments to 71 countries, and we plan to expand its reach as fast as possible.

FedEx Office has rolled out an alliance with Canon/HP that means deployment of more than 12,000 new state-of-the-art printing and production machines in all 1,800 U.S. FedEx Office centers over the next few years. This alliance will also open doors for new customer-facing solutions such as smart phone printing and other creative publishing solutions. Our retail network is an increasingly important channel for express and ground shipping. Also, FedEx Office has completed its rebranding and is now testing different store prototypes to identify the best model for the future — the one that makes it easier for customers to access what they want and for our team members to do a better job of selling our shipping and business solutions.

The entire history of our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know from years of research and inquiry that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully, and FY10 was no exception. In this regard, we continue to promote the great advantages of open global markets to political leaders and the public.

EVERY DAY, THROUGH BOTH OUR ACTIONS AND OUR ADVOCACY, WE WORK TO TURN FUTURISTIC DREAMS INTO MODERN REALITY.

We've devoted a great deal of time this past year to advocating a shift in how our nation powers its transportation sector — by using electricity as the power source for short-haul ground vehicles. Electricity is diverse, domestic, stable, and a fundamentally scalable energy source with fuel inputs almost completely free of oil. Vehicle miles fueled by electricity emit less carbon than those fueled by gasoline, even if all of the electricity used to charge the vehicle is generated through conventional sources. High penetration rates of grid-enabled vehicles — propelled in whole or in part by





DAVID HONG

Courier, FedEx Express, Los Angeles

"The Modec truck runs so smoothly and so quietly and has the power to do whatever I need. And the most important thing is that it's friendly to the environment. My route is inside the University of Southern California campus. When people see me drive through, they give me the thumbs up and say, 'That's the way to go!' I drive an average of 20 miles every day. One time I tested it, and I didn't plug it in for three days. It still had enough battery life for me to go on to the next day."

electricity drawn from the grid and stored onboard in a battery — could radically reduce oil consumption in the United States. Electric vehicles would strengthen our economy, reduce national security and economic risks, and dramatically reduce emissions of greenhouse gases.

Today, we have our industry's largest fleet of hybrid electric package-delivery trucks. We're still expanding that fleet, but not just by buying new hybrids. We've also learned how to expand the useful lives of some conventional diesel trucks by retrofitting them with hybrid electric drive trains.

We've worked with Modec and Navistar to develop a new all-electric commercial delivery truck that we're now using in London and Los Angeles. These electric delivery vehicles are particularly well suited for densely populated, moderate-climate urban areas, where they cut our direct operating costs by 60-80 percent per vehicle mile. As the capital costs of these electric vehicles come down — and their battery capacity and range go up — we'll be able to convert more of our fleet.

Of course, no one has figured out (just yet) how to power freighter aircraft with electricity. That's why FedEx has a goal of getting 30 percent of our jet fuel from alternative fuels by 2030. We call it "30 by 30."

Aviation represents a great opportunity for a transition to renewable fuel sources, if only because the infrastructure requirements are much lower. There are about 250,000 gasoline or diesel fueling points in the world, but there are only about 1,700 major aviation fueling points. Transitioning aviation to alternative fuels will be much easier than surface transport if renewable fuels become cost effective. The prospects look brighter every day, with jet fuel already being produced from algae and plants such as jatropha and camelina, albeit at cost levels that are not yet competitive with petroleum.

I can't write about such far-reaching goals without offering our deepest thanks to Judy Estrin, the chief executive officer of JLabs LLC, whose more than 20 years of service on our Board of Directors will end with her retirement in September at our annual meeting. Her deep knowledge of science, information technology, and innovation made her counsel extremely valuable to our company.

Over almost four decades of operation, all of us at FedEx have broadened our view of what's possible and why our work matters. We make about eight million deliveries every day, but we deliver more than packages, freight, and business services. We deliver the opportunity for people to live the way they want to live. We deliver access to global supply chains and marketplaces. Millions of times every day, we efficiently put the products of the world within everyone's easy reach. This creates value not only for our shareowners, but also for other stakeholders, whose lives we touch daily.

FedEx moves into FY11 in a strong position as the global economy recovers. Because we stayed focused on smart investments, service, and responsibility during the downturn, we believe we will increase earnings, cash flow, and capital returns as the global economy expands.

Sincerely,



FREDERICK W. SMITH
Chairman, President and Chief Executive Officer


REVENUE
(IN BILLIONS)
$32.3
$35.2
$38.0
$35.5
$34.7
2006
2007
2008
2009
2010


OPERATING
MARGIN
9.3%
9.3%
5.5%
2.1%
5.8%
2006
2007
2008(2)
2009(1)
2010


DILUTED
EARNINGS
PER SHARE
$5.83
$6.48
$3.60
$0.31
$3.76
2006
2007
2008(2)
2009(1)
2010


RETURN
ON AVERAGE
EQUITY
17.1%
16.7%
8.3%
0.7%
8.6%
2006
2007
2008(2)
2009(1)
2010


DEBT TO TOTAL
CAPITALIZATION
17.5%
17.3%
12.1%
15.9%
12.3%
2006
2007
2008
2009
2010


STOCK PRICE
(MAY 31 CLOSE)
$109.27
$111.62
$91.71
$55.43
$83.49
2006
2007
2008
2009
2010

In millions, except earnings per share	**2010**	2009[1]	Percent Change
OPERATING RESULTS			
Revenues	**$ 34,734**	$ 35,497	(2)
Operating income	**1,998**	747	167
Operating margin	**5.8 %**	2.1 %	370bp
Net income	**1,184**	98	NM
Diluted earnings per share	**3.76**	0.31	NM
Average common and common equivalent shares	**314**	312	1
Capital expenditures	**2,816**	2,459	15
FINANCIAL POSITION			
Cash and cash equivalents	**$ 1,952**	$ 2,292	(15)
Total assets	**24,902**	24,244	3
Long-term debt, including current portion	**1,930**	2,583	(25)
Common stockholders' investment	**13,811**	13,626	1

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN[3]


$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
2005
2006
2007
2008
2009
2010
FedEx Corporation
S&P 500
Dow Jones Transportation Average

(1) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily related to impairment charges associated with goodwill and aircraft.

(2) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) predominately related to impairment charges associated with intangible assets from the FedEx Office acquisition.

(3) Shows the value, at the end of each of the last five fiscal years, of $100 invested in FedEx Corporation common stock or the relevant index on May 31, 2005, and assumes reinvestment of dividends. Fiscal year ended May 31.

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation ("FedEx") Annual Report ("Annual Report") consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2010 results compared to 2009, and 2009 results compared to 2008. This section also includes a discussion of key actions and events that impacted our results, as well as our outlook for 2011.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2011) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flow statements and our financial commitments.
- We conclude with a discussion of the critical accounting estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

We provide a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and the FedEx Freight LTL Group, which comprises the FedEx Freight and FedEx National LTL businesses of FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology and customer service support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office"). See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per hundredweight for LTL freight shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volumes. Therefore, the discussion of operating expense captions focuses on the key drivers and trends impacting expenses other than changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2010 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares summary operating results (dollars in millions, except per share amounts) for the years ended May 31:

	2010	2009 [1]	2008 [2]	Percent Change 2010/2009	Percent Change 2009/2008
Revenues	**$ 34,734**	$ 35,497	$ 37,953	**(2)**	(6)
Operating income	**1,998**	747	2,075	**167**	(64)
Operating margin	**5.8%**	2.1%	5.5%	**370bp**	(340)bp
Net income	**$ 1,184**	$ 98	$ 1,125	**NM**	(91)
Diluted earnings per share	**$ 3.76**	$ 0.31	$ 3.60	**NM**	(91)

(1) Operating expenses include charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), primarily related to impairment charges associated with goodwill and aircraft (described below).
(2) Operating expenses include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to impairment charges associated with intangible assets from the FedEx Office acquisition (described below).

The following table shows changes in revenues and operating income by reportable segment for 2010 compared to 2009, and 2009 compared to 2008 (dollars in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2010/2009	2009/2008	2010/2009	2009/2008	2010/2009	2009/2008	2010/2009	2009/2008
FedEx Express segment [1]	**$ (809)**	$ (2,057)	**(4)**	(8)	**$ 333**	$ (1,107)	**42**	(58)
FedEx Ground segment	**392**	296	**6**	4	**217**	71	**27**	10
FedEx Freight segment [2]	**(94)**	(519)	**(2)**	(11)	**(109)**	(373)	**(248)**	(113)
FedEx Services segment [3]	**(207)**	(161)	**(10)**	(8)	**810**	81	**100**	9
Other and eliminations	**(45)**	(15)	**NM**	NM	**–**	–	**–**	–
	$ (763)	$ (2,456)	**(2)**	(6)	**$ 1,251**	$ (1,328)	**167**	(64)

(1) FedEx Express segment 2009 operating expenses include a charge of $260 million, primarily related to aircraft-related asset impairments.
(2) FedEx Freight segment 2009 operating expenses include a charge of $100 million, primarily related to impairment charges associated with goodwill related to the FedEx National LTL acquisition.
(3) FedEx Services segment 2009 operating expenses include a charge of $810 million, related to impairment charges associated with goodwill related to the FedEx Office acquisition. FedEx Services segment 2008 operating expenses include a charge of $891 million, predominantly related to impairment charges associated with intangible assets from the FedEx Office acquisition. The normal, ongoing net operating costs of the FedEx Services segment are allocated back to the transportation segments.

OVERVIEW

Our results for 2010 reflect the continued impact of the global recession, which negatively impacted volumes and yields principally in the first half of the fiscal year. A gradual improvement in economic conditions during the third quarter and a strong fourth quarter performance, particularly in international shipping volumes at FedEx Express, allowed us to end 2010 with positive momentum. Although revenues declined, our earnings improved in 2010 due to the inclusion in 2009 of a $1.2 billion charge related to goodwill and other asset impairments. As the global and U.S. economies began to emerge from recession in the second half of 2010, we experienced significant volume growth across all of our transportation segments. Our FedEx Ground segment continued to grow throughout the recession, as customers opted for lower-priced ground transportation services and we continued to gain market share. Despite higher shipment volumes in 2010, our FedEx Freight segment had a difficult year resulting in an operating loss, as the pricing environment in the LTL market remained highly competitive due to excess industry capacity.

Changes in fuel surcharges and fuel prices also had a significant negative impact on our earnings year over year, particularly in the first half of 2010. In addition, our results in 2010 were impacted by costs associated with the partial reinstatement of several of our employee compensation programs as a result of improved global economic conditions. The benefits of numerous cost containment activities implemented in 2009 continued to favorably impact our 2010 results, principally in the first half of the fiscal year.

In 2009, global economic conditions deteriorated significantly, resulting in lower revenue and earnings. Our results for 2009 reflected reduced demand for most of our services. Declines in U.S. domestic volumes at FedEx Express were partially mitigated by the exit of a key competitor (DHL) from the market, as we gained approximately half of this competitor's total U.S. domestic shipments. FedEx Express package yields and FedEx Freight LTL Group yields were negatively impacted by a more competitive pricing environment, as competitors were aggressively seeking to protect market share and sustain operations during the recession.

Our operating results for 2009 were also negatively impacted by fourth quarter charges of $1.2 billion, related primarily to the impairment of goodwill related to the Kinko's, Inc. (now FedEx Office) and Watkins Motor Lines (now FedEx National LTL) acquisitions and certain aircraft-related assets at FedEx Express. In response to weak business conditions, we implemented several actions in 2009 to lower our cost structure, including base salary reductions for U.S. salaried personnel, a suspension of 401(k) company-matching contributions, elimination of variable compensation payouts, and significant volume-related reductions in labor hours and linehaul expenses. These cost-reduction activities partially mitigated the impact of the weak global economy on our results for 2009. Rapidly declining fuel costs during 2009 and the timing lag between such declines and adjustments to our fuel surcharges provided a significant benefit to our results, predominantly at FedEx Express and FedEx Ground.

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group show selected volume trends (in thousands) for the years ended May 31:


Average Daily Package Volume
FedEx Express
3,600
3,500
3,400
3,300
3,536
3,479
3,399
3,376
2007
2008
2009
2010


Average Daily Package Volume
FedEx Ground (1)
3,600
3,500
3,400
3,300
3,200
3,100
3,000
3,523
3,365
3,404
3,126
2007
2008
2009
2010


Total Average Daily Package Volume
FedEx Express and FedEx Ground (1)
7,400
7,200
7,000
6,800
6,600
6,400
6,901
7,002
6,780
6,525
2007
2008
2009
2010


Average Daily LTL Shipments
FedEx Freight LTL Group
85.0
80.0
75.0
70.0
82.3
79.7
78.2
74.4
2007
2008
2009
2010

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group show selected yield trends for the years ended May 31:


FedEx Express
Revenue per Package – Yield
$ 23.00
$ 22.00
$ 21.00
$ 20.00
$ 19.00
$ 22.08
$ 21.30
$ 21.28
$ 19.72
2007
2008
2009
2010


FedEx Ground (1)
Revenue per Package – Yield
$ 8.00
$ 7.75
$ 7.50
$ 7.25
$ 7.00
$ 6.75
$ 7.70
$ 7.73
$ 7.48
$ 7.21
2007
2008
2009
2010


FedEx Freight LTL Group
LTL Revenue per Hundredweight – Yield
$ 21.00
$ 20.00
$ 19.00
$ 18.00
$ 17.00
$ 16.00
$ 19.65
$ 19.07
$ 18.65
$ 17.07
2007
2008
2009
2010

(1) Package statistics do not include the operations of FedEx SmartPost.

REVENUE

Revenues decreased 2% during 2010 primarily due to yield decreases at FedEx Express and the FedEx Freight LTL Group as a result of lower fuel surcharges and a continued competitive pricing environment for our services. At FedEx Express, our weighted-average U.S. domestic and outbound fuel surcharge was 6.20% in 2010 versus 17.45% in 2009. Increased volumes at all of our transportation segments due to improved economic conditions in the second half of the fiscal year partially offset the yield decreases in 2010. At FedEx Express, International Priority ("IP") package volume increased 10%, led by volume growth in Asia. IP freight and U.S. domestic package volume growth also contributed to the revenue increase in 2010. At the FedEx Ground segment, market share gains resulted in a 3% increase in volumes at FedEx Ground and a 48% increase in volumes at FedEx SmartPost during 2010. At the FedEx Freight LTL Group, discounted pricing drove an increase in average daily LTL freight shipments, but also resulted in significant yield declines during 2010.

Revenues decreased during 2009 due to significantly lower volumes at FedEx Express and the FedEx Freight LTL Group as a result of reduced demand due to weak economic conditions and lower yields resulting from an aggressive pricing environment. At FedEx Express, U.S. domestic package and freight volumes declined and IP volume declined in every major region of the world. However, declines in U.S. domestic package volumes were partially offset by volumes gained from DHL's exit from the U.S. market. These volume decreases were also partially offset by yield increases in FedEx Express freight services driven by higher base rates and higher fuel surcharges in the first half of 2009. FedEx Freight LTL Group volumes decreased as a result of the recession. Within our FedEx Ground segment, volumes increased during 2009 due to market share gains, including volumes gained from DHL and FedEx Express customers who chose to use our more economical ground delivery services during the recession.

IMPAIRMENT AND OTHER CHARGES

In 2010, we recorded a charge of $18 million for the impairment of goodwill related to the FedEx National LTL acquisition. Our operating results for 2009 included charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) recorded during the fourth quarter, primarily related to the impairment of goodwill related to the FedEx Office and FedEx National LTL acquisitions and certain aircraft-related assets at FedEx Express. The key factor contributing to the goodwill impairment was a decline in FedEx Office's and FedEx National LTL's actual and forecasted financial performance as a result of weak economic conditions. The FedEx National LTL 2009 goodwill impairment charge was included in the results of the FedEx Freight segment. The FedEx Office 2009 goodwill impairment charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

The majority of our property and equipment impairment charges during 2009 resulted from our decision to permanently remove from service certain aircraft that we own, along with certain excess aircraft engines, at FedEx Express. This decision was the result of efforts to optimize our express network in light of excess aircraft capacity due to weak economic conditions and the delivery of newer, more fuel-efficient aircraft.

Our operating results for 2008 included a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to the impairment of the Kinko's trade name and goodwill resulting from the FedEx Office acquisition.

The impairment of the Kinko's trade name was due to the decision to minimize the use of the Kinko's trade name and rebrand the company as FedEx Office. The goodwill impairment charge resulted from a decline in the fair value of the FedEx Office reporting unit in light of economic conditions, the unit's recent and forecasted financial performance and the decision to reduce the rate of network expansion. The charges were included in the results of the FedEx Services segment and were not allocated to our transportation segments, as the charges were unrelated to the core performance of those businesses.

OPERATING INCOME

The following tables compare operating expenses expressed as dollar amounts (in millions) and as a percent of revenue for the years ended May 31:

	2010	2009	2008
Operating expenses:			
Salaries and employee benefits	**$ 14,027**	$ 13,767	$ 14,202
Purchased transportation	**4,728**	4,534	4,634
Rentals and landing fees	**2,359**	2,429	2,441
Depreciation and amortization	**1,958**	1,975	1,946
Fuel	**3,106**	3,811	4,409
Maintenance and repairs	**1,715**	1,898	2,068
Impairment and other charges	**18**	1,204[1]	882[2]
Other	**4,825**	5,132	5,296
Total operating expenses	**$ 32,736**	$ 34,750	$ 35,878

(1) Includes a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), primarily related to impairment charges associated with goodwill and aircraft (described above).
(2) Includes a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to impairment charges associated with intangible assets from the FedEx Office acquisition (described above).

	Percent of Revenue [1]		
	2010	2009	2008
Operating expenses:			
Salaries and employee benefits	**40.4%**	38.8%	37.4%
Purchased transportation	**13.6**	12.8	12.2
Rentals and landing fees	**6.8**	6.8	6.4
Depreciation and amortization	**5.6**	5.6	5.1
Fuel	**8.9**	10.7	11.6
Maintenance and repairs	**4.9**	5.3	5.5
Impairment and other charges	**0.1**	3.4	2.3
Other	**13.9**	14.5	14.0
Total operating expenses	**94.2**	97.9	94.5
Operating margin	**5.8%**	2.1%	5.5%

(1) Given the fixed-cost structure of our transportation networks, the year-over-year comparison of our operating expenses as a percentage of revenue has been affected by a number of factors, including the impact of lower fuel surcharges, weak economic conditions and our cost-containment activities. Collectively, these factors have distorted the comparability of certain of our operating expense captions on a relative basis.

Operating income and operating margin increased in 2010 primarily as a result of the inclusion in 2009 of the impairment and other charges described above. Volume increases at our package businesses, particularly in higher-margin IP package and freight services at FedEx Express, also benefited our 2010 results. Additionally, we continued to benefit in 2010 from several actions implemented in 2009 to lower our cost structure, including reducing base salaries, optimizing our networks by adjusting routes and equipment types, permanently and temporarily idling certain equipment and consolidating facilities; however, these benefits were partially offset by increased costs in 2010 associated with our variable incentive compensation programs. An operating loss at the FedEx Freight segment due to continued weakness in the LTL freight market partially offset the earnings increase.

Maintenance and repairs expense decreased 10% in 2010 primarily due to the timing of maintenance events, as lower aircraft utilization as a result of weak economic conditions in the first half of 2010 lengthened maintenance cycles. Other operating expense decreased 6% in 2010 due to actions to control spending and the inclusion in the prior year of higher self-insurance reserve requirements at FedEx Ground. Purchased transportation costs increased 4% in 2010 due to increased utilization of third-party transportation providers associated primarily with our LTL freight service as a result of higher shipment volumes.

The following graph for our transportation segments shows our average cost of jet and vehicle fuel per gallon for the years ended May 31:


Average Fuel Cost per Gallon
$ 3.75
$ 3.25
$ 2.75
$ 2.25
$ 1.75
$ 1.25
$ 2.65
$ 3.31
$ 3.04
$ 2.69
$ 2.77
$ 2.62
$ 2.12
$ 2.15
2007
2008
2009
2010
Vehicle
Jet

Fuel expense decreased 18% during 2010 primarily due to decreases in the average price per gallon of fuel and fuel consumption, as we lowered flight hours and improved route efficiencies. In 2010, fuel prices rose during the beginning of the first quarter and slowly increased, with significantly less volatility than in 2009. The change in our fuel surcharges for FedEx Express and FedEx Ground lagged the price increase by approximately six to eight weeks. Accordingly, based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a significant negative impact to operating income in 2010. In contrast, we experienced significant fuel price and fuel surcharge volatility in 2009, when fuel prices peaked at their historical highs before beginning to rapidly decrease, which resulted in a significant benefit to operating income in 2009.

Our analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, this analysis does not consider the negative effects that fuel surcharge levels may have on our business, including reduced demand and shifts by our customers to lower-yielding services. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price and extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trends in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2010, 2009 and 2008 in the accompanying discussions of each of our transportation segments.

Operating income and operating margin declined significantly in 2009, as weak economic conditions drove decreases in volumes at FedEx Express and the FedEx Freight LTL Group and contributed to a more competitive pricing environment that pressured yields.

The impairment and other charges described above also negatively impacted operating income and margin in 2009. Operating income and margin in 2009 were also negatively impacted by reduced base copy revenues and expenses associated with organizational changes at FedEx Office. Cost-reduction initiatives partially mitigated the negative impact of these factors.

Fuel expenses decreased 14% during 2009, primarily due to decreases in fuel consumption and the average price per gallon of fuel. Jet fuel usage decreased 9% during 2009, as we reduced flight hours in light of lower business levels. Fuel prices decreased rapidly and significantly during 2009 after peaking during the first quarter, while changes in fuel surcharges for FedEx Express and FedEx Ground lagged these decreases by approximately six to eight weeks. We experienced the opposite effect during 2008, as fuel prices significantly increased. This volatility in fuel prices and fuel surcharges resulted in a net benefit to income in 2009, based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to changes in fuel surcharges.

OTHER INCOME AND EXPENSE

Interest expense decreased $6 million during 2010 due to increased capitalized interest primarily related to progress payments on aircraft purchases. Interest income decreased $18 million during 2010 primarily due to lower interest rates and invested balances. Other expense increased $22 million during 2010 primarily due to higher amortization of financing fees and foreign currency losses. Interest expense decreased during 2009 due to increased capitalized interest, partially offset by interest costs on higher debt balances. Interest income decreased during 2009 primarily due to lower interest rates.

INCOME TAXES

Our effective tax rate was 37.5% in 2010, 85.6% in 2009 and 44.2% in 2008. Our 2009 and 2008 rates were significantly impacted by goodwill impairment charges that are not deductible for income tax purposes. For 2011, we expect our effective tax rate to be between 37.0% and 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income. Additional information on income taxes, including our effective tax rate reconciliation and liabilities for uncertain tax positions, can be found in Note 10 of the accompanying consolidated financial statements.

OUTLOOK

We expect stronger demand for our services in 2011 and continued growth in revenue and earnings as global economic conditions continue to improve. We believe the improving economy will result in a more stable pricing environment, enhancing our ability to execute our strategy to improve yields across our transportation segments. These yield management initiatives, combined with continued growth in volumes, are anticipated to improve our margins in 2011. However, we expect our earnings growth in 2011 to be constrained by a significant increase in pension and retiree medical expenses ($260 million) primarily as a result of a significantly lower discount rate at our May 31, 2010 measurement date. In addition, we anticipate that volume-related increases in aircraft maintenance expenses, the reinstatement of employee compensation programs and higher healthcare expense due to continued inflation in the cost of medical services will dampen our earnings growth in 2011. Our expectations for continued improvement in our results in 2011 are based on a continued recovery in global economic conditions, the sustainability of which is difficult to predict, and fuel prices remaining at current forecasted levels.

Our capital expenditures for 2011 are expected to be approximately $3.2 billion, as we will continue to make strategic investments in Boeing 777 Freighter ("B777F") and Boeing 757 ("B757") aircraft, which are substantially more fuel-efficient per unit than the aircraft type they are replacing. We are committed to investing in critical long-term strategic projects focused on enhancing and broadening our service offerings to position us for stronger growth as global economic conditions continue to improve. For additional details on key 2011 capital projects, refer to the Liquidity Outlook section of this MD&A.

All of our businesses operate in a competitive pricing environment, exacerbated by continuing volatile fuel prices, which impact our fuel surcharge levels. Historically, our fuel surcharges have largely offset incremental fuel costs; however, volatility in fuel costs may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short-term.

As described in Note 16 of the accompanying consolidated financial statements and the "Independent Contractor Matters" section of our FedEx Ground segment MD&A, we are involved in a number of lawsuits and other proceedings that challenge the status of FedEx Ground's owner-operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its contractors. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

SEASONALITY OF BUSINESS

Our businesses are seasonal in nature. Seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For the FedEx Freight LTL Group, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly in our third fiscal quarter.

NEW ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. New accounting guidance that has impacted our financial statements can be found in Note 2 of the accompanying consolidated financial statements. We believe that there is no new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground and the FedEx Freight LTL Group represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FEDEX EXPRESS SEGMENT	FedEx Express (express transportation) FedEx Trade Networks (global trade services) FedEx SupplyChain Systems (logistics services)
FEDEX GROUND SEGMENT	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator)
FEDEX FREIGHT SEGMENT	FedEx Freight LTL Group: FedEx Freight (fast-transit LTL freight transportation) FedEx National LTL (economical LTL freight transportation) FedEx Custom Critical (time-critical transportation)
FEDEX SERVICES SEGMENT	FedEx Services (sales, marketing and information technology functions) FedEx Office (document and business services and package acceptance) FedEx Customer Information Services ("FCIS") (customer service, billings and collections)

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to pursue synergies from the combination of these functions. The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FCIS, which is responsible for customer service, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses. Effective September 1, 2009, FedEx SupplyChain Systems, formerly included in the FedEx Services reporting segment, was realigned to become part of the FedEx Express reporting segment. Prior year amounts have not been reclassified to conform to the current year segment presentation, as the financial results are materially comparable.

The FedEx Services segment provides direct and indirect support to our transportation businesses and accordingly we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office are allocated to FedEx Express and FedEx Ground. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of the total allocated net operating costs of the FedEx Services segment on our transportation segments. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $810 million 2009 impairment charge for the FedEx Office goodwill and the $891 million 2008 charge predominantly associated with impairment of the Kinko's trade name and goodwill were not allocated to the FedEx Express or FedEx Ground segments, as the charges were unrelated to the core performance of those businesses.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Effective August 1, 2009, approximately 3,600 employees (predominantly from the FedEx Freight segment) were transferred to entities within the FedEx Services segment. This internal reorganization further centralized most customer support functions, such as sales, customer service and information technology, into our shared services organizations. While the reorganization had no impact on the net operating results of any of our transportation segments, the net intercompany charges to our FedEx Freight segment increased significantly with corresponding decreases to other expense captions, such as salaries and employee benefits. The impact of this internal reorganization to the expense captions in our other segments was immaterial.

FedEx Services segment revenues, which reflect the operations of only FedEx Office as of September 1, 2009, decreased 10% during 2010 due to revenue declines at FedEx Office and the realignment of FedEx SupplyChain Systems into the FedEx Express segment effective September 1, 2009. Although revenue at FedEx Office declined during 2010 due to lower demand for copy services, the allocated net loss of FedEx Office decreased, as we continued to see benefits from initiatives implemented in 2009 to reduce that company's cost structure. FedEx Services segment revenues decreased 8% during 2009 as revenue generated from new FedEx Office locations added in 2008 and 2009 did not offset declines in base copy revenues, incremental operating costs associated with the new locations and expenses associated with organizational changes. Therefore, the allocated net loss of FedEx Office increased during 2009 despite ongoing cost management efforts.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

FEDEX EXPRESS SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) for the years ended May 31:

				Percent Change	
	2010	2009	2008	**2010/ 2009**	2009/ 2008
Revenues:					
Package:					
U.S. overnight box	**$ 5,602**	$ 6,074	$ 6,578	**(8)**	(8)
U.S. overnight envelope	**1,640**	1,855	2,012	**(12)**	(8)
U.S. deferred	**2,589**	2,789	2,995	**(7)**	(7)
Total U.S. domestic package revenue	**9,831**	10,718	11,585	**(8)**	(7)
International priority	**7,087**	6,978	7,666	**2**	(9)
International domestic [1]	**578**	565	663	**2**	(15)
Total package revenue	**17,496**	18,261	19,914	**(4)**	(8)
Freight:					
U.S.	**1,980**	2,165	2,398	**(9)**	(10)
International priority	**1,303**	1,104	1,243	**18**	(11)
International airfreight	**251**	369	406	**(32)**	(9)
Total freight revenue	**3,534**	3,638	4,047	**(3)**	(10)
Other [2]	**525**	465	460	**13**	1
Total revenues	**21,555**	22,364	24,421	**(4)**	(8)
Operating expenses:					
Salaries and employee benefits	**8,402**	8,217	8,451	**2**	(3)
Purchased transportation	**1,177**	1,112	1,208	**6**	(8)
Rentals and landing fees	**1,577**	1,613	1,673	**(2)**	(4)
Depreciation and amortization	**1,016**	961	944	**6**	2
Fuel	**2,651**	3,281	3,785	**(19)**	(13)
Maintenance and repairs	**1,131**	1,351	1,512	**(16)**	(11)
Impairment and other charges	**–**	260 [3]	–	**NM**	NM
Intercompany charges	**1,940**	2,103	2,134	**(8)**	(1)
Other	**2,534**	2,672	2,813	**(5)**	(5)
Total operating expenses	**20,428**	21,570	22,520	**(5)**	(4)
Operating income	**$ 1,127**	$ 794	$ 1,901	**42**	(58)
Operating margin	**5.2%**	3.6%	7.8%	**160bp**	(420)bp

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, China, India and Mexico.

(2) Other revenues includes FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(3) Represents charges associated with aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.

	Percent of Revenue [1]		
	2010	2009	2008
Operating expenses:			
Salaries and employee benefits	**39.0%**	36.7%	34.6%
Purchased transportation	**5.5**	5.0	4.9
Rentals and landing fees	**7.3**	7.2	6.9
Depreciation and amortization	**4.7**	4.3	3.9
Fuel	**12.3**	14.7	15.5
Maintenance and repairs	**5.2**	6.0	6.2
Impairment and other charges	**–**	1.2[2]	–
Intercompany charges	**9.0**	9.4	8.7
Other	**11.8**	11.9	11.5
Total operating expenses	**94.8**	96.4	92.2
Operating margin	**5.2%**	3.6%	7.8%

(1) Given the fixed-cost structure of our transportation networks, the year-over-year comparison of our operating expenses as a percentage of revenue has been affected by a number of factors, including the impact of lower fuel surcharges, weak economic conditions and our cost-containment activities. Collectively, these factors have distorted the comparability of certain of our operating expense captions on a relative basis.
(2) Includes a charge of $260 million related to aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2010	2009	2008	**2010/ 2009**	2009/ 2008
Package Statistics [1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,157**	1,127	1,151	**3**	(2)
U.S. overnight envelope	**614**	627	677	**(2)**	(7)
U.S. deferred	**867**	849	895	**2**	(5)
Total U.S. domestic ADV	**2,638**	2,603	2,723	**1**	(4)
International priority	**523**	475	517	**10**	(8)
International domestic [2]	**318**	298	296	**7**	1
Total ADV	**3,479**	3,376	3,536	**3**	(5)
Revenue per package (yield):					
U.S. overnight box	**$ 19.00**	$ 21.21	$ 22.40	**(10)**	(5)
U.S. overnight envelope	**10.47**	11.65	11.66	**(10)**	–
U.S. deferred	**11.70**	12.94	13.12	**(10)**	(1)
U.S. domestic composite	**14.61**	16.21	16.68	**(10)**	(3)
International priority	**53.10**	57.81	58.11	**(8)**	(1)
International domestic [2]	**7.14**	7.50	8.80	**(5)**	(15)
Composite package yield	**19.72**	21.30	22.08	**(7)**	(4)
Freight Statistics [1]					
Average daily freight pounds:					
U.S.	**7,141**	7,287	8,648	**(2)**	(16)
International priority	**2,544**	1,959	2,220	**30**	(12)
International airfreight	**1,222**	1,475	1,817	**(17)**	(19)
Total average daily freight pounds	**10,907**	10,721	12,685	**2**	(15)
Revenue per pound (yield):					
U.S.	**$ 1.09**	$ 1.17	$ 1.09	**(7)**	7
International priority	**2.01**	2.22	2.20	**(9)**	1
International airfreight	**0.81**	0.99	0.88	**(18)**	13
Composite freight yield	**1.27**	1.34	1.25	**(5)**	7

(1) Package and freight statistics include only the operations of FedEx Express.
(2) International domestic statistics include our international domestic express operations, primarily in the United Kingdom, Canada, China, India and Mexico.

FEDEX EXPRESS SEGMENT REVENUES

FedEx Express segment revenues decreased 4% in 2010 due to lower yields primarily driven by a decrease in fuel surcharges. Yield decreases during 2010 were partially offset by increased IP package volume, particularly from Asia, IP freight volume and U.S. domestic package volume due to improved global economic conditions.

Lower fuel surcharges were the primary driver of decreased composite package and freight yield in 2010. Our weighted-average U.S. domestic and outbound fuel surcharge was 6.20% in 2010, compared with 17.45% in 2009. U.S. domestic package yield also decreased 10% during 2010 due to lower rates and lower package weights. In addition to lower fuel surcharges, IP package yield decreased 8% during 2010 due to lower rates, partially offset by higher package weights and favorable exchange rates.

FedEx Express segment revenues decreased in 2009 due to a decrease in volumes in virtually all services as a result of the significant deterioration in global economic conditions and lower yields driven by unfavorable exchange rates, lower package weights and a more competitive pricing environment. IP volume declined in every major region of the world. During 2009, volume gains resulting from DHL's exit from the U.S. domestic market were not enough to offset the negative impact of weak global economic conditions.

The decrease in composite package yield in 2009 was driven by decreases in U.S. domestic package, international domestic and IP yields. U.S. domestic package yield decreased in 2009 due to lower package weights and a lower rate per pound. International domestic yield decreased during 2009 due to unfavorable exchange rates and a lower rate per pound. IP yield decreased during 2009 due to unfavorable exchange rates and lower package weights, partially offset by a higher rate per pound. Composite freight yield increased in 2009 due to general rate increases and higher fuel surcharges.

Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2010	2009	2008
U.S. Domestic and Outbound Fuel Surcharge:			
Low	**1.00%**	–%	13.50%
High	**8.50**	34.50	25.00
Weighted-Average	**6.20**	17.45	17.06
International Fuel Surcharges:			
Low	**1.00**	–	12.00
High	**13.50**	34.50	25.00
Weighted-Average	**9.47**	16.75	16.11

In January 2010, we implemented a 5.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound express package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points. Furthermore, in connection with these changes, the structure of the FedEx Express fuel surcharge table was modified. In January 2009, we implemented a 6.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound express package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points.

FEDEX EXPRESS SEGMENT OPERATING INCOME

FedEx Express segment operating income and operating margin increased during 2010 due to volume growth, particularly in higher-margin IP package and freight services. Continued reductions in network operating costs driven by lower flight hours and improved route efficiencies, as well as other actions to control spending, positively impacted our results for 2010. Our 2010 year-over-year results were also positively impacted by a $260 million charge in 2009 related to aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.

Fuel costs decreased 19% in 2010 due to decreases in the average price per gallon of fuel and fuel consumption. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a significant negative impact to operating income in 2010. This analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

Maintenance and repairs expense decreased 16% in 2010 primarily due to the timing of maintenance events, as lower aircraft utilization as a result of weak economic conditions, particularly in the first half of 2010, lengthened maintenance cycles. Purchased transportation costs increased 6% in 2010 primarily due to higher air volume and costs in our freight forwarding business at FedEx Trade Networks. Depreciation expense increased 6% in 2010 primarily due to the addition of 21 aircraft placed into service during the year. Intercompany charges decreased 8% in 2010 primarily due to lower allocated information technology costs and lower net operating costs at FedEx Office.

FedEx Express segment operating income and operating margin declined in 2009 as a result of the weak global economy and high fuel prices in the first half of 2009, both of which limited demand for our U.S. domestic package and IP services.

During 2009, in response to weak business conditions, we implemented several actions to lower our cost structure, including significant volume-related reductions in flight and labor hours. We also lowered fuel consumption and maintenance costs, as we temporarily grounded a limited number of aircraft due to excess capacity. Our cost-containment activities also included deferral of merit-based pay increases. All of these actions partially mitigated the impact of lower volumes on our results.

During the fourth quarter of 2009, we took additional actions to align the size of our networks to current demand levels by removing equipment and facilities from service and reducing personnel. As a result of these actions, we recorded charges of $199 million for the impairment of certain aircraft and aircraft engines and $57 million for aircraft-related lease and contract termination and employee severance costs related to workforce reductions.

Fuel costs decreased in 2009 due to decreases in fuel consumption and the average price per gallon of fuel. Fuel surcharges were sufficient to offset fuel costs for 2009, based on a static analysis of the impact to operating income of the year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, this analysis does not consider the negative effects that the significantly higher fuel surcharge levels have on our business, including reduced demand and shifts to lower-yielding services. Maintenance and repairs expense decreased primarily due to a volume-related reduction in flight hours and the permanent and temporary grounding of certain aircraft due to excess capacity.

FEDEX EXPRESS SEGMENT OUTLOOK

We expect revenue growth at FedEx Express in 2011 to be driven by international package and freight volumes as global economic conditions continue to improve. Revenue growth in 2011 will also be driven by continued expansion of our international economy services, as well as improved yields primarily due to higher fuel surcharges.

FedEx Express segment operating income and operating margin are expected to increase in 2011, driven by continued growth in international package and freight services and productivity enhancements. However, we anticipate that volume-related increases in aircraft maintenance expenses, the reinstatement of several employee compensation programs, increased pension and retiree medical expenses and higher healthcare expense due to continued inflation in the cost of medical services will dampen our earnings growth in 2011.

Capital expenditures at FedEx Express are expected to increase in 2011, driven by incremental investments for the new B777F aircraft. These aircraft capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth.

FEDEX GROUND SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2010	2009	2008	**2010/ 2009**	2009/ 2008
Revenues	**$ 7,439**	$ 7,047	$ 6,751	**6**	4
Operating expenses:					
Salaries and employee benefits	**1,158**	1,102	1,073	**5**	3
Purchased transportation	**2,966**	2,918	2,878	**2**	1
Rentals	**244**	222	189	**10**	17
Depreciation and amortization	**334**	337	305	**(1)**	10
Fuel	**8**	9	14	**(11)**	(36)
Maintenance and repairs	**166**	147	145	**13**	1
Intercompany charges	**795**	710	658	**12**	8
Other	**744**	795	753	**(6)**	6
Total operating expenses	**6,415**	6,240	6,015	**3**	4
Operating income	**$ 1,024**	$ 807	$ 736	**27**	10
Operating margin	**13.8%**	11.5%	10.9%	**230bp**	60bp
Average daily package volume:					
FedEx Ground	**3,523**	3,404	3,365	**3**	1
FedEx SmartPost	**1,222**	827	618	**48**	34
Revenue per package (yield):					
FedEx Ground	**$ 7.73**	$ 7.70	$ 7.48	**–**	3
FedEx SmartPost	**$ 1.56**	$ 1.81	$ 2.09	**(14)**	(13)

	Percent of Revenue		
	2010	2009	2008
Operating expenses:			
Salaries and employee benefits	**15.5%**	15.6%	15.9%
Purchased transportation	**39.9**	41.4	42.6
Rentals	**3.3**	3.1	2.8
Depreciation and amortization	**4.5**	4.8	4.5
Fuel	**0.1**	0.1	0.2
Maintenance and repairs	**2.2**	2.1	2.1
Intercompany charges	**10.7**	10.1	9.8
Other	**10.0**	11.3	11.2
Total operating expenses	**86.2**	88.5	89.1
Operating margin	**13.8%**	11.5%	10.9%

FEDEX GROUND SEGMENT REVENUES

FedEx Ground segment revenues increased 6% during 2010 due to volume growth at both FedEx Ground and FedEx SmartPost, partially offset by declines in yield at FedEx SmartPost.

FedEx Ground average daily volume increased 3% during 2010 due to continued growth in our commercial business and our FedEx Home Delivery service. The slight yield improvement at FedEx Ground during 2010 was primarily due to higher base rates and increased extra service revenue, but was mostly offset by higher customer discounts and lower fuel surcharges.

FedEx SmartPost volumes grew 48% during 2010 primarily as a result of market share gains, while yields decreased 14% during 2010 due to changes in customer and service mix. For example, certain customers elected to utilize lower-yielding service offerings that did not require standard pickup and linehaul services.

FedEx Ground segment revenues increased in 2009 due to yield improvement at FedEx Ground and volume growth at both FedEx SmartPost and FedEx Ground. FedEx Ground volume growth during 2009 resulted from market share gains, including volumes gained from DHL's exit from the U.S. market, and continued growth in the FedEx Home Delivery service. FedEx Ground volumes also benefited from existing FedEx Express customers' opting for lower-cost FedEx Ground offerings. Yield improvement at FedEx Ground during 2009 was primarily due to higher base rates (partially offset by higher customer discounts), increased extra service revenue and higher fuel surcharges. FedEx SmartPost volume growth during 2009 resulted from market share gains, including volumes gained from DHL's exit from the U.S. market. Yields at FedEx SmartPost decreased during 2009 due to changes in customer and service mix.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2010	2009	2008
Low	**2.75%**	2.25%	4.50%
High	**5.50**	10.50	7.75
Weighted-Average	**4.23**	6.61	5.47

In January 2010, we implemented a 4.9% average list price increase and made various changes to other surcharges, including modifying the fuel surcharge table, on FedEx Ground shipments. In January 2009, we implemented a 5.9% average list price increase and made various changes to other surcharges on FedEx Ground shipments.

FEDEX GROUND SEGMENT OPERATING INCOME

FedEx Ground segment operating income and operating margin increased during 2010 due to higher package volume, lower self-insurance expenses and improved productivity. Improved performance at FedEx SmartPost also contributed to the operating income and operating margin increase. In 2010, FedEx Ground segment operating income exceeded $1 billion on an annual basis for the first time.

The increase in salaries and employee benefits expense during 2010 was primarily due to accruals for our variable incentive compensation programs, increased staffing at FedEx SmartPost to support volume growth and increased healthcare costs. Purchased transportation costs increased 2% during 2010 primarily as a result of higher package volume. Rent expense increased during 2010 primarily due to higher spending on facilities associated with our multi-year network expansion plan. Intercompany charges increased 12% in 2010 primarily due to higher allocated information technology costs (formerly direct charges). Other operating expense decreased during 2010 due to higher self-insurance reserve requirements in 2009.

FedEx Ground segment operating income and operating margin increased during 2009 primarily due to the timing impact of fuel surcharges and yield growth. Rapidly declining fuel costs and the timing lag between such declines and adjustments to our fuel surcharges provided a significant benefit to FedEx Ground results for 2009.

Rent expense and depreciation expense increased during 2009 primarily due to higher spending on material handling equipment and facilities associated with our multi-year network expansion plan. Purchased transportation costs increased in 2009 as a result of higher rates paid to our independent contractors and costs associated with our independent contractor programs (described below), partially offset by a decrease in fuel costs. The increase in salaries and employee benefits expense during 2009 was partially offset by the base salary reductions and suspension of 401(k) company matching contributions described in the Overview section. Intercompany charges increased during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge), higher general and administrative costs and higher allocated customer service costs. Other operating expenses increased during 2009 primarily due to higher reserve requirements for liability insurance. Lower legal costs, including settlements, partially offset the increase in other operating expenses in 2009.

INDEPENDENT CONTRACTOR MATTERS

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, as the use of independent contractors is well suited to the needs of the ground delivery business and its customers. Although FedEx Ground believes its relationship with independent contractors is generally excellent, the company is involved in numerous lawsuits and other proceedings (such as state tax audits or other administrative challenges) where the classification of the contractors is at issue. For a description of these proceedings, see Note 16 of the accompanying consolidated financial statements.

FedEx Ground has made changes to its relationships with contractors that, among other things, provide incentives for improved service and enhanced regulatory and other compliance by the contractors. For example:

- FedEx Ground has an ongoing nationwide program to provide greater incentives to contractors who choose to grow their businesses by adding routes.
- In New Hampshire and Maryland, because of state-specific legal and regulatory issues, FedEx Ground has implemented its Independent Service Provider ("ISP") model, which requires pickup-and-delivery contractors based in those states to, among other things: (i) assume responsibility for the pickup-and-delivery operations of an entire geographic service area that includes multiple routes, and (ii) negotiate independent agreements with FedEx Ground, rather than agree to a standard contract. FedEx Ground is transitioning to the ISP model in Tennessee, Illinois, Massachusetts, Minnesota, Rhode Island and Vermont during 2011 and, based upon the success of this model, may in the company's ordinary course transition to it in other states as well.
- Because of state-specific legal and regulatory issues, FedEx Ground is requiring its contractors to (i) be organized as corporations registered and in good standing under applicable state law, and (ii) treat their personnel who provide services under their operating agreement with FedEx Ground as their employees. While many contractors already satisfy these requirements, other contractors will be required to meet these requirements prior to renewal of their contract, and special incentives are being offered to those who adopt the change and meet the requirements by the end of February 2011.
- As of May 31, 2010, two thirds of all FedEx Ground service areas nationwide were supported by multiple-route contractors, which comprise approximately 39% of all FedEx Ground pickup-and-delivery contractors.

We anticipate continuing changes to FedEx Ground's relationships with its contractors, the nature, timing and amount of which are dependent on the outcome of numerous future events. We do not believe that any of these changes will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX GROUND SEGMENT OUTLOOK

We expect the FedEx Ground segment to have continued revenue growth in 2011, led by increases in commercial, FedEx Home Delivery and FedEx SmartPost volumes due to market share gains. Yields for all services at FedEx Ground are expected to improve in 2011 as a result of increases in list prices.

FedEx Ground segment operating income in 2011 is expected to increase due to revenue growth and productivity enhancements. Higher purchased transportation costs due to higher rates paid to our independent contractors will offset a portion of these benefits.

Capital spending is expected to increase in 2011 with the majority of our spending resulting from our continued network expansion and productivity-enhancing technologies. We are committed to investing in the FedEx Ground network because of the long-term benefits we will experience from these investments.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner-operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make material changes to our contractor model. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX FREIGHT SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating (loss)/income and operating margin (dollars in millions) and selected statistics for the years ended May 31:

	2010	2009[2]	2008[2]	Percent Change 2010/2009	Percent Change 2009/2008
Revenues	**$ 4,321**	$ 4,415	$ 4,934	**(2)**	(11)
Operating expenses:					
Salaries and employee benefits	**2,128**	2,247	2,381	**(5)**	(6)
Purchased transportation	**690**	540	582	**28**	(7)
Rentals	**116**	139	119	**(17)**	17
Depreciation and amortization	**198**	224	227	**(12)**	(1)
Fuel	**445**	520	608	**(14)**	(14)
Maintenance and repairs	**148**	153	175	**(3)**	(13)
Impairment and other charges[3]	**18**	100	–	**(82)**	NM
Intercompany charges[1]	**351**	109	81	**222**	35
Other	**380**	427	432	**(11)**	(1)
Total operating expenses	**4,474**	4,459	4,605	**–**	(3)
Operating (loss)/income	**$ (153)**	$ (44)	$ 329	**(248)**	(113)
Operating margin	**(3.5)%**	(1.0)%	6.7%	**(250)bp**	(770)bp
Average daily LTL shipments (in thousands)	**82.3**	74.4	79.7	**11**	(7)
Weight per LTL shipment (lbs)	**1,134**	1,126	1,136	**1**	(1)
LTL yield (revenue per hundredweight)	**$ 17.07**	$ 19.07	$ 19.65	**(10)**	(3)

(1) Certain functions were transferred from the FedEx Freight segment to FedEx Services and FCIS effective August 1, 2009 (as described below). For 2010, the costs associated with these functions, previously a direct charge, were allocated to the FedEx Freight segment through intercompany allocations.

(2) Includes Caribbean Transportation Services, which was merged into FedEx Express effective June 1, 2009.

(3) Represents impairment charges associated with goodwill related to the FedEx National LTL acquisition. The charge in 2009 also includes other charges primarily associated with employee severance.

	Percent of Revenue[1] 2010	2009	2008
Operating expenses:			
Salaries and employee benefits	**49.2%**	50.9%	48.3%
Purchased transportation	**16.0**	12.2	11.8
Rentals	**2.7**	3.1	2.4
Depreciation and amortization	**4.6**	5.0	4.6
Fuel	**10.3**	11.8	12.3
Maintenance and repairs	**3.4**	3.5	3.5
Impairment and other charges[2]	**0.4**	2.3	–
Intercompany charges[3]	**8.1**	2.5	1.6
Other	**8.8**	9.7	8.8
Total operating expenses	**103.5**	101.0	93.3
Operating margin	**(3.5)%**	(1.0)%	6.7%

(1) Given the fixed-cost structure of our transportation networks, the year-over-year comparison of our operating expenses as a percentage of revenue has been affected by a number of factors, including the impact of lower fuel surcharges, the competitive pricing environment, weak economic conditions and our cost-containment activities. Collectively, these factors have distorted the comparability of certain of our operating expense captions on a relative basis.
(2) Represents impairment charges associated with goodwill related to the FedEx National LTL acquisition. The charge in 2009 also includes other charges primarily associated with employee severance.
(3) Certain functions were transferred from the FedEx Freight segment to FedEx Services and FCIS effective August 1, 2009 (as described below). For 2010, the costs associated with these functions, previously a direct charge, were allocated to the FedEx Freight segment through intercompany allocations.

FEDEX FREIGHT SEGMENT REVENUES

FedEx Freight segment revenues decreased 2% during 2010 due to lower LTL yield and the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009, mostly offset by higher average daily LTL shipments. LTL yield decreased 10% during 2010 due to a continuing highly competitive LTL freight market, resulting from excess capacity and lower fuel surcharges. Discounted pricing drove an increase in average daily LTL shipments of 11% during 2010.

FedEx Freight segment revenues decreased in 2009 primarily due to a decrease in average daily LTL shipments and lower LTL yield. Average daily LTL shipments decreased during 2009 as a result of the economic recession, which resulted in the weakest LTL environment in decades. LTL yield decreased during 2009 due to the effects of the competitive pricing environment and lower fuel surcharges.

The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2010	2009	2008
Low	**10.80%**	8.30%	14.50%
High	**16.10**	23.90	23.70
Weighted-Average	**14.00**	15.70	17.70

In February 2010, we implemented 5.9% general rate increases for FedEx Freight and FedEx National LTL shipments. In January 2009, we implemented 5.7% general rate increases for FedEx Freight and FedEx National LTL shipments.

FEDEX FREIGHT SEGMENT OPERATING (LOSS)/INCOME

A weak pricing environment, which led to aggressive discounting for our LTL freight services, resulted in an operating loss in 2010 at the FedEx Freight segment. The actions implemented in 2009 to lower our cost structure were more than offset by the negative impacts of lower LTL yields and higher volume-related costs, as significantly higher shipment levels required increased purchased transportation and other expenses during 2010. In addition, we recorded a charge of $18 million for the impairment of the remaining goodwill related to the FedEx National LTL acquisition. Year-over-year comparisons in 2010 were affected by a $90 million goodwill impairment charge in 2009 related to the FedEx National LTL acquisition and a $10 million charge in 2009 primarily related to employee severance.

Intercompany charges increased in 2010 due to expenses associated with the functions of approximately 2,700 FedEx Freight segment employees that were transferred to FedEx Services and FCIS in the first quarter of 2010. The costs of these functions were previously a direct charge. As described above in the FedEx Services Segment section, these employees represented the sales, information technology, marketing, pricing, customer service, claims and credit and collection functions of the FedEx Freight segment and were transferred to allow further centralization of these functions into the FedEx Services segment shared service organization. For 2010, the costs of the functions were charged to the FedEx Freight segment through intercompany charges with an offsetting reduction in direct charges, primarily salaries and employee benefits. These transfers had no net impact to operating income, although they significantly increased our intercompany allocations.

Purchased transportation costs increased 28% in 2010 due to increased utilization of third-party transportation providers, which were required to support higher shipment volumes. Fuel costs decreased 14% during 2010 due to a lower average price per gallon of diesel fuel, partially offset by increased fuel consumption as a result of higher shipment volumes. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a negative impact to operating income in 2010. Rent expense decreased 17% and other operating expense decreased 11% in 2010 due to the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009. Depreciation and amortization expense decreased 12% in 2010 due to the impact of the transfer of employees from the FedEx Freight segment to FedEx Services and FCIS during the first quarter of 2010.

In 2009, the decrease in average daily LTL shipments and the competitive pricing environment driven by the U.S. recession and excess capacity in the market had a significant negative impact on operating income and operating margin. In addition, during 2009, we recorded a charge of $90 million related to the impairment of goodwill related to the FedEx National LTL acquisition and a charge of $10 million primarily related to employee severance.

Fuel costs decreased during 2009 due primarily to a lower average price per gallon of diesel fuel and decreased fuel consumption due to lower volume levels. Based on a static analysis of the year-over-year changes in fuel costs compared to changes in fuel surcharges, fuel surcharges offset the impact of fuel costs for 2009. However, this analysis does not consider other effects that fuel prices and related fuel surcharge levels have on our business, including changes in customer demand and the impact on base rates and rates paid to our third-party transportation providers. Purchased transportation costs decreased during 2009 primarily due to lower shipment volumes and decreased utilization of third-party providers. Maintenance and repairs expense decreased in 2009 primarily due to lower shipment volumes and rebranding costs for FedEx National LTL incurred in 2008. Rent expense increased during 2009 primarily due to service center expansions related to strategically investing in key markets for long-term growth. Intercompany charges increased during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge) and higher allocated information technology costs from FedEx Services.

FEDEX FREIGHT SEGMENT OUTLOOK

During 2011, the FedEx Freight segment will focus on several strategic initiatives to improve productivity and yields. We expect volume growth to moderate later in 2011 as we continue to enhance our pricing discipline in an improving economy. This pricing discipline, which will come through a combination of general rate increases and renewal of terms with contractual customers, is expected to improve yields in 2011. Even with these expected improvements in yield, excess industry capacity is likely to remain and will continue to negatively impact our short-term operating performance. We expect productivity to improve as our LTL networks stabilize and we continue to evaluate our networks in light of the pricing environment and the competitive landscape, and will make changes where appropriate to improve our long-term profitability.

Capital spending is expected to decline in 2011 with the majority of our spending resulting from the replacement of transportation and handling equipment.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $2.0 billion at May 31, 2010, compared to $2.3 billion at May 31, 2009. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2010	2009	2008
Operating activities:			
Net income	**$1,184**	$ 98	$1,125
Noncash impairment charges	**18**	1,103	882
Other noncash charges and credits	**2,514**	2,554	2,305
Changes in assets and liabilities	**(578)**	(1,002)	(847)
Cash provided by operating activities	**3,138**	2,753	3,465
Investing activities:			
Capital expenditures	**(2,816)**	(2,459)	(2,947)
Proceeds from asset dispositions and other	**35**	76	50
Cash used in investing activities	**(2,781)**	(2,383)	(2,897)
Financing activities:			
Proceeds from debt issuance	**–**	1,000	–
Principal payments on debt	**(653)**	(501)	(639)
Dividends paid	**(138)**	(137)	(124)
Other	**99**	38	146
Cash (used in) provided by financing activities	**(692)**	400	(617)
Effect of exchange rate changes on cash	**(5)**	(17)	19
Net (decrease) increase in cash and cash equivalents	**$ (340)**	$ 753	$ (30)

Cash Provided by Operating Activities. Cash flows from operating activities increased $385 million in 2010 primarily due to the receipt of income tax refunds of $279 million and increased income. Cash flows from operating activities decreased $712 million in 2009 primarily due to reduced income and a $600 million increase in contributions to our tax-qualified U.S. domestic pension plans ("U.S. Retirement Plans"), partially offset by a $307 million reduction in income tax payments. We made tax-deductible contributions of $848 million to our U.S. Retirement Plans during 2010, including $495 million in voluntary contributions. We made tax-deductible voluntary contributions of $1.1 billion to our U.S. Retirement Plans during 2009 and $479 million during 2008.

Cash Used in Investing Activities. Capital expenditures during 2010 were 15% higher largely due to increased spending at FedEx Express. Capital expenditures during 2009 were 17% lower largely due to decreased spending at FedEx Express and FedEx Services. See "Capital Resources" for a discussion of capital expenditures during 2010 and 2009.

Debt Financing Activities. We have a shelf registration statement filed with the SEC that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock. During 2010, we repaid our $500 million 5.50% notes that matured on August 15, 2009 using cash from operations and a portion of the proceeds of our January 2009 $1 billion senior unsecured debt offering. During 2010, we made principal payments in the amount of $153 million related to capital lease obligations.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. The revolving credit agreement expires in July 2012. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.5 at May 31, 2010. Under this financial covenant, our additional borrowing capacity is capped, although this covenant continues to provide us with ample liquidity, if needed. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or borrowing capacity. As of May 31, 2010, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

Dividends. We paid cash dividends of $138 million in 2010, $137 million in 2009 and $124 million in 2008. On June 7, 2010, our Board of Directors declared a quarterly dividend of $0.12 per share of common stock, an increase of $0.01 per share. The dividend was paid on July 1, 2010 to stockholders of record as of the close of business on June 17, 2010. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities, package-handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

				Percent Change	
	2010	2009	2008	**2010/ 2009**	2009/ 2008
Aircraft and related equipment	**$1,537**	$ 925	$ 998	**66**	(7)
Facilities and sort equipment	**630**	742	900	**(15)**	(18)
Vehicles	**220**	319	404	**(31)**	(21)
Information and technology investments	**289**	298	366	**(3)**	(19)
Other equipment	**140**	175	279	**(20)**	(37)
Total capital expenditures	**$2,816**	$2,459	$2,947	**15**	(17)
FedEx Express segment	**1,864**	1,348	1,716	**38**	(21)
FedEx Ground segment	**400**	636	509	**(37)**	25
FedEx Freight segment	**212**	240	266	**(12)**	(10)
FedEx Services segment	**340**	235	455	**45**	(48)
Other	**–**	–	1	**–**	NM
Total capital expenditures	**$2,816**	$2,459	$2,947	**15**	(17)

Capital expenditures during 2010 were higher than the prior year primarily due to increased spending at FedEx Express for aircraft and aircraft-related equipment. Aircraft and aircraft-related equipment purchases at FedEx Express during 2010 included six new B777Fs, the first of which entered revenue service during the second quarter of 2010, and 12 B757s. FedEx Services capital expenditures increased in 2010 due to information technology facility expansions and projects. Capital spending at FedEx Ground decreased in 2010 due to decreased spending for facilities and sort equipment and vehicles. Capital expenditures decreased during 2009 primarily due to decreased spending at FedEx Express for facilities and aircraft and aircraft-related equipment and decreased spending at FedEx Services due to the planned reduction in FedEx Office network expansion, as well as decreased spending and the postponement of several information technology projects.

LIQUIDITY OUTLOOK

We believe that our existing cash and cash equivalents, cash flow from operations, and available financing sources will be adequate to meet our liquidity needs, including working capital, capital expenditure requirements and debt payment obligations. Although we expect higher capital expenditures in 2011, we anticipate that our cash flow from operations will be sufficient to fund these expenditures. Historically, we have been successful in obtaining unsecured financing, from both domestic and international sources, although the marketplace for such investment capital can become restricted depending on a variety of economic factors.

Our capital expenditures are expected to be $3.2 billion in 2011 and will include spending for aircraft and related equipment at FedEx Express, network expansion at FedEx Ground and revenue equipment at the FedEx Freight segment. We expect approximately 65% of capital expenditures in 2011 will be designated for growth initiatives and 35% for ongoing maintenance activities. Our expected capital expenditures for 2011 include $1.7 billion in investments for aircraft and related equipment at FedEx Express, such as the new B777Fs and the B757s, which are substantially more fuel-efficient per unit than the aircraft type they are replacing. Our aircraft spending is expected to be higher in 2011 than in previous years due to the acceleration of delivery and additional acquisitions of B777Fs. We have agreed to purchase a total of 38 B777F aircraft (34 from Boeing and four from other parties), six of which have been delivered, and hold options to purchase up to 15 additional B777F aircraft from Boeing. Our obligation to purchase 15 of these aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. These aircraft-related capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements.

As noted above, during 2010, we made $848 million in tax-deductible contributions to our U.S. Retirement Plans, including $495 million in voluntary contributions. Our U.S. Retirement Plans have ample funds to meet expected benefit payments. For 2011, we anticipate making required contributions to our U.S. Retirement Plans totaling approximately $500 million, a reduction from 2010 due to the use of an available credit balance to reduce otherwise required pension contributions.

Standard & Poor's has assigned us a senior unsecured debt credit rating of BBB and commercial paper rating of A-2 and a ratings outlook of "stable." During the third quarter of 2010, Moody's Investors Service reaffirmed our senior unsecured debt credit rating of Baa2 and commercial paper rating of P-2 and raised our ratings outlook to "stable." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt credit ratings drop below investment grade, our access to financing may become limited.

In 2011, we have scheduled debt payments of $270 million, which includes $250 million of principal payments on unsecured notes maturing in February 2011 and principal and interest payments on capital leases.

CONTRACTUAL CASH OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2010. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2010. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year (Undiscounted)						
(in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Operating activities:							
Operating leases	$ 1,776	$ 1,589	$ 1,425	$ 1,259	$ 1,172	$ 6,550	$ 13,771
Non-capital purchase obligations and other	226	165	66	14	12	113	596
Interest on long-term debt	144	126	98	97	78	1,737	2,280
Quarterly contributions to our U.S. Retirement Plans	500	–	–	–	–	–	500
Investing activities:							
Aircraft and aircraft-related capital commitments[1]	928	849	641	480	493	1,431	4,822
Other capital purchase obligations	46	1	–	–	–	–	47
Financing activities:							
Debt	250	–	300	250	–	989	1,789
Capital lease obligations	20	8	119	2	1	14	164
Total	$ 3,890	$ 2,738	$ 2,649	$ 2,102	$ 1,756	$ 10,834	$ 23,969

(1) Subsequent to May 31, 2010, we entered into an agreement replacing the previously disclosed non-binding letter of intent to acquire two additional B777Fs and expect to take delivery of these aircraft in 2011. These aircraft are not included in the table above.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare plan liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within 12 months, which are included in current liabilities. Included in the table above are anticipated quarterly contributions to our U.S. Retirement Plans totaling approximately $500 million for 2011 that begin in the first quarter.

OPERATING ACTIVITIES

In accordance with accounting principles generally accepted in the United States, future contractual payments under our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2010. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

The amounts reflected for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital related. Such contracts include those for printing and advertising and promotions contracts. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 15 of the accompanying consolidated financial statements for more information.

Included in the table above within the caption entitled "Non-capital purchase obligations and other" is our estimate of the current portion of the liability ($1 million) for uncertain tax positions. We cannot reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the liability ($81 million) is excluded from the table. See Note 10 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, all of which are fixed rate.

INVESTING ACTIVITIES

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital-related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment contracts. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 15 of the accompanying consolidated financial statements for more information.

FINANCING ACTIVITIES
We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the surety bonds and letters of credit themselves.

The amounts reflected in the table above for long-term debt represent future scheduled payments on our long-term debt. In 2011, we have scheduled debt payments of $270 million, which includes $250 million of principal payments on our 7.25% unsecured notes maturing in February 2011, and principal and interest payments on capital leases.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

RETIREMENT PLANS

Overview. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans.

We made significant changes to our retirement plans during 2008 and 2009. Beginning January 1, 2008, we increased the annual company-matching contribution under the largest of our 401(k) plans covering most employees from a maximum of $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. As a temporary cost-control measure, we suspended 401(k) company-matching contributions effective February 1, 2009. We reinstated these contributions at 50% of previous levels for most employees effective January 1, 2010.

Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula (based on average earnings and years of service) were capped for most employees, and those benefits will be payable beginning at retirement. Effective June 1, 2008, future pension benefits for most employees began to be accrued under a cash balance formula we call the Portable Pension Account. These changes did not affect the benefits of previously retired and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years for most participants.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. Under the tax-qualified plans, the pension benefit is payable as a lump sum or an annuity at retirement at the election of the employee. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate varies from year to year based on a U.S. Treasury index.

Accounting and Reporting. The current rules for pension accounting are complex and can produce tremendous volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liability at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which in recent years have experienced substantial volatility.

In addition to expense volatility, we are required to record mark-to-market adjustments to our balance sheet on an annual basis for the net funded status of our pension and postretirement healthcare plans. These adjustments have fluctuated significantly over the past several years and like our pension expense, are a result of the discount rate and value of our plan assets at the measurement date. The funded status of our plans also impacts our liquidity, as current funding laws require increasingly aggressive funding levels for our pension plans.

Our retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements. A summary of our retirement plans costs over the past three years is as follows (in millions):

	2010	2009	2008
U.S. domestic and international pension plans	**$ 308**	$ 177	$ 323
U.S. domestic and international defined contribution plans	**136**	237	216
Postretirement healthcare plans	**42**	57	77
	$ 486	$ 471	$ 616

Total retirement plans cost increased $15 million in 2010, primarily due to the negative impact of market conditions on our pension plan assets at our May 31, 2009 measurement date, mostly offset by lower expenses for our 401(k) plans due to the temporary suspension of the company-matching contributions. Those matching contributions were reinstated generally at 50% of their normal levels on January 1, 2010. Total retirement plans cost decreased $145 million in 2009, primarily due to a higher discount rate.

Retirement plans cost in 2011 is expected to increase significantly. This increase is attributable to an increase in pension plan and retiree medical expense of approximately $260 million, primarily as a result of a significantly lower discount rate.

Pension Cost. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans. The components of pension cost for all pension plans are as follows (in millions):

	2010	2009	2008
Service cost	**$ 417**	$ 499	$ 518
Interest cost	**823**	798	720
Expected return on plan assets	**(955)**	(1,059)	(985)
Recognized actuarial (gains) losses and other	**23**	(61)	70
Net periodic benefit cost	**$ 308**	$ 177	$ 323

Pension cost was higher in 2010 by $131 million due to significant declines in the value of our plan assets due to market conditions at the end of 2009, partially offset by a higher discount rate.

Following is a discussion of the key estimates we consider in determining our pension cost:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or "PBO") to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. A decrease in the discount rate increases pension expense. The discount rate affects the PBO and pension expense based on the measurement dates, as described below.

Measurement Date[1]	Discount Rate	Amounts Determined by Measurement Date and Discount Rate
5/31/2010	6.37%	2010 PBO and 2011 expense
5/31/2009	7.68	2009 PBO and 2010 expense
6/01/2008	7.15	2009 expense
2/29/2008	6.96	2008 PBO
2/28/2007	6.01	2007 PBO and 2008 expense

(1) Accounting rules required us to change our measurement date to May 31, beginning in 2009.

We determine the discount rate with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. In developing this theoretical portfolio, we select bonds that match cash flows to benefit payments, limit our concentration by industry and issuer, and apply screening criteria to ensure bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the calculation assumes those excess proceeds are reinvested at one-year forward rates.

The decrease in the discount rate for 2011 was driven by conditions in the market for high-grade corporate bonds, where yields have decreased significantly since May 31, 2009. The discount rate assumption is highly sensitive, as the following table illustrates with our largest tax-qualified U.S. domestic pension plan:

	Sensitivity (in millions)	
	Effect on 2011 Pension Expense	Effect on 2010 Pension Expense
One-basis-point change in discount rate	$ 1.7	$ 1.5

At our May 31, 2010 measurement date, a 50-basis-point increase in the discount rate would have decreased our 2010 PBO by approximately $900 million and a 50-basis-point decrease in the discount rate would have increased our 2010 PBO by approximately $1.0 billion.

Plan Assets. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities to better align plan assets with liabilities.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The following table summarizes our current asset allocation strategy (dollars in millions):

	Plan Assets at Measurement Date					
	2010			2009		
Asset Class	Actual	Actual%	Target%	Actual	Actual%	Target%
Domestic equities	**$ 4,569**	**35%**	**33%**	$ 4,029	38%	33%
International equities	**1,502**	**12**	**12**	1,668	16	12
Private equities	**399**	**3**	**5**	341	3	5
Total equities	**6,470**	**50**	**50**	6,038	57	50
Fixed-income securities	**6,205**	**47**	**49**	3,456	33	49
Cash and other	**380**	**3**	**1**	1,112	10	1
	$ 13,055	**100%**	**100%**	$ 10,606	100%	100%

We have assumed an 8% compound geometric long-term rate of return on our U.S. domestic pension plan assets for 2011 and 2010 and 8.5% in 2009 and 2008, as described in Note 11 of the accompanying consolidated financial statements. A one-basis-point change in our expected return on plan assets impacts our pension expense by $1.3 million.

The actual historical return on our U.S. pension plan assets, calculated on a compound geometric basis, was approximately 7.9%, net of investment manager fees, for the 15-year period ended May 31, 2010 and 7.5%, net of investment manager fees, for the 15-year period ended May 31, 2009.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. The calculated-value method significantly mitigated the impact of asset value declines in the determination of our 2010 pension expense, reducing our 2010 expense by approximately $135 million. For purposes of valuing plan assets for determining 2011 pension expense, the calculated-value method will result in the same value as the market value, as it did in 2009.

Funded Status. Following is information concerning the funded status of our pension plans as of May 31 (in millions):

	2010	2009
Funded Status of Plans:		
Projected benefit obligation (PBO)	**$ 14,484**	$ 11,050
Fair value of plan assets	**13,295**	10,812
Funded status of the plans	**$ (1,189)**	$ (238)
Components of Funded Status by Plans:		
U.S. qualified plans	**$ (580)**	$ 278
U.S. nonqualified plans	**(348)**	(318)
International plans	**(261)**	(198)
Net funded status	**$ (1,189)**	$ (238)
Components of Amounts Included in Balance Sheets:		
Noncurrent pension assets	**$ –**	$ 311
Current pension and other benefit obligations	**(30)**	(31)
Noncurrent pension and other benefit obligations	**(1,159)**	(518)
Net amount recognized	**$ (1,189)**	$ (238)
Cash Amounts:		
Cash contributions during the year	**$ 900**	$ 1,146
Benefit payments during the year	**$ 391**	$ 351

The amounts recognized in the balance sheet reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of mark-to-market accounting on plan assets. At May 31, 2010, we recorded a decrease to equity through OCI of $1.0 billion (net of tax) to reflect unrealized actuarial losses during 2010. Those losses are subject to amortization over future years and may be reflected in future income statements unless they are recovered. At May 31, 2009, we recorded a decrease to equity through OCI of $1.2 billion (net of tax) attributable to our pension plans.

The funding requirements for our tax-qualified U.S. domestic pension plans are governed by the Pension Protection Act of 2006, which has aggressive funding requirements in order to avoid benefit payment restrictions that become effective if the funded status determined under IRS rules falls below 80% at the beginning of a plan year. All of our qualified U.S. domestic pension plans had funded status levels in excess of 80% and our plans remain adequately funded to provide benefits to our employees as they come due. Additionally, current benefit payments are nominal compared to our total plan assets (benefit payments for our tax-qualified U.S. domestic pension plans for 2010 were approximately $355 million or 3% of plan assets).

During 2010, we made $848 million in tax-deductible contributions to our U.S. Retirement Plans, including $495 million in voluntary contributions. Over the past several years, we have made voluntary contributions to our U.S. Retirement Plans in excess of the minimum required contributions. Amounts contributed in excess of the minimum required result in a credit balance for funding purposes that can be used to meet minimum contribution requirements in future years. For 2011, we anticipate making required contributions to our U.S. Retirement Plans totaling approximately $500 million, a reduction from 2010 due to the use of a portion of our credit balance.

Cumulative unrecognized actuarial losses were $5.2 billion through May 31, 2010, compared to $3.7 billion through May 31, 2009. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected U.S. domestic pension plan expense for 2011 includes $276 million of amortization of these actuarial losses versus $125 million in 2010, $44 million in 2009 and $162 million in 2008.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. Our reserves are established for estimates of loss on reported claims, including incurred-but-not-reported claims. At May 31, 2010, there were $1.6 billion of self-insurance accruals reflected in our balance sheet ($1.5 billion at May 31, 2009). Approximately 40% of these accruals were classified as current liabilities in 2010 and 2009.

Our self-insurance accruals are primarily based on the actuarially estimated, undiscounted cost of claims to provide us with estimates of future claim costs based on claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claims, frequency of claims and future healthcare costs. Cost trends on material accruals are updated each quarter. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities. For example, during 2009, FedEx Ground recorded $70 million in incremental self-insurance reserves for liability insurance based on adverse experience on bodily injury claims.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive, with approximately 58% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related major maintenance costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. For our aircraft, we typically assign no residual value due to the utilization of these assets in cargo configuration, which results in little to no value at the end of their useful life. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on operating equipment have not been material (typically aggregating less than $10 million annually). However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $101 million at May 31, 2010 and $130 million at May 31, 2009. We plan to modify these assets in the future and place them into operations.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks and, accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the impact to the overall network rather than the return on an individual asset. We make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values less costs to sell when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

There were no material property and equipment impairment charges recognized in 2010 or 2008. However, during 2009, we recorded $202 million in property and equipment impairment charges. These charges were primarily related to our decision to permanently remove from service certain aircraft, along with certain excess aircraft engines, at FedEx Express.

Leases. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 6 to the accompanying consolidated financial statements, at May 31, 2010 we had approximately $14 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2010 was approximately six years.

The future commitments for operating leases are not reflected as a liability in our balance sheet under current U.S. accounting rules. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner-lessor or, in substance, the owner of the asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Goodwill. We have $2.2 billion of goodwill in our balance sheet from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

Our annual evaluation of goodwill impairment requires management judgment and the use of estimates and assumptions to determine the fair value of our reporting units. Fair value is estimated using standard valuation methodologies (principally the income or market approach) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates. We perform our annual impairment tests in the fourth quarter unless circumstances indicate the need to accelerate the timing of the test.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2010, we recorded an impairment charge of $18 million for the remaining value of goodwill attributable to our FedEx National LTL reporting unit. Beginning in 2009, the U.S. recession had a significant negative impact on the LTL industry resulting in volume declines, yield pressures and operating losses. These difficult conditions have continued in 2010 and the resulting excess capacity and competitive pricing environment has continued to negatively impact our FedEx National LTL reporting unit. Given these market conditions and our forecast for this business, we concluded the remaining goodwill was not recoverable.

Our other reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight (excluding FedEx National LTL) and FedEx Office reporting units. We evaluated these remaining reporting units during the fourth quarter of 2010. The estimated fair value of each of these reporting units significantly exceeded their carrying values in 2010. Although we recorded goodwill impairment charges associated with our FedEx Office reporting unit in 2009 and 2008, better-than-expected results in 2010, combined with an improved long-term outlook, drove an increase in the valuation of this reporting unit. As a result, no additional testing or impairment charges were necessary and we do not believe that any of these reporting units are at risk.

FedEx Office Goodwill. During 2009 and 2008, we recorded aggregate charges of $1.7 billion for impairment of the Kinko's trade name and the goodwill recorded as a result of the FedEx Office acquisition. In 2008, we recorded a charge of $891 million predominantly related to a $515 million impairment of the Kinko's trade name and a $367 million impairment of goodwill. This charge was a result of the decision to phase out the use of the Kinko's trade name and reduced profitability at FedEx Office over the forecast period. In 2009, despite several actions taken to reduce FedEx Office's cost structure and the initiation of an internal reorganization designed to improve revenue-generating capabilities and reduce costs, we recorded a goodwill impairment charge of $810 million. This charge was a result of reduced profitability at FedEx Office over the forecast period. Additional discussion of the key assumptions related to these charges is included in Note 3 to our consolidated financial statements.

FedEx National LTL Goodwill. In 2009, we recorded a goodwill impairment charge of $90 million at our FedEx National LTL reporting unit. This charge was a result of reduced revenues and increased operating losses due to the negative impact of the U.S. recession. The forecast used in the valuation assumed operating losses would continue in the near-term due to the weak economic conditions and excess capacity in the industry which had a significant negative impact on the valuation of the FedEx National LTL reporting unit. Additional discussion of the key assumptions related to these charges is included in Note 3 to our consolidated financial statements.

CONTINGENCIES

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 16 to our consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 16 is not expected to be material to our financial position, results of operations or cash flows. The following describes our method and associated processes for evaluating these matters.

Tax Contingencies. We are subject to income and operating tax rules of the U.S., and its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances and related deferred tax valuation allowances, if necessary, due to the complexity of these rules and their interaction with one another. We account for income taxes by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

We account for operating taxes based on multi-state, local and foreign taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate. These tax contingencies are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules, and their interpretations, and changes in our business, among other things, in the various federal, state, local and foreign tax jurisdictions in which we operate. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

We measure and record operating tax contingency accruals in accordance with accounting guidance for contingencies. As discussed below, this guidance requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

Other Contingencies. Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment-related claims and FedEx Ground's owner-operators. Accounting guidance for contingencies requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss will be incurred and the amount of the loss can be reasonably estimated. This guidance also requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable of occurring.

Our legal department maintains thorough processes to identify, evaluate and monitor the status of litigation and other loss contingencies as they arise and develop. Management has regular, comprehensive litigation and contingency reviews, including updates from internal and external counsel, to assess the need for accounting recognition of a loss or disclosure of these contingencies. In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors, the degree of probability of an unfavorable outcome or settlement and the ability to make a reasonable estimate of the amount of loss. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

INTEREST RATES

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on all of our long-term debt. As disclosed in Note 5 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) with estimated fair values of $2.1 billion at May 31, 2010 and $2.4 billion at May 31, 2009. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to $41 million as of May 31, 2010 and $35 million as of May 31, 2009. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

FOREIGN CURRENCY

While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The principal foreign currency exchange rate risks to which we are exposed are in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2010, operating income was positively impacted due to foreign currency fluctuations. During 2009, foreign currency fluctuations negatively impacted operating income. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2010, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of $33 million for 2011. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY

While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings.

However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 5% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income in a specific period may be significantly affected should the spot price of fuel suddenly change by a substantial amount or change by amounts that do not result in an adjustment in our fuel surcharges.

OTHER

We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so. If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced. Despite continual organizing attempts by labor unions, other than the pilots of FedEx Express, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress is considering adopting changes in labor laws, however, that would make it easier for unions to organize small units of our employees. For example, in May 2009, the U.S. House of Representatives passed the FAA Reauthorization Act, which includes a provision that would remove most FedEx Express employees from the purview of the Railway Labor Act of 1926, as amended (the "RLA"). This labor provision was not in the version of the bill passed in March 2010 by the U.S. Senate. Should the House version of the FAA Reauthorization Act (or a similar bill removing FedEx Express from RLA jurisdiction) be passed by the entire Congress and signed into law by the President, it could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that the U.S. Congress could pass other labor legislation, such as the currently proposed Employee Free Choice Act (the "EFCA") (also called "card-check legislation"), that could adversely affect our companies, such as FedEx Ground and FedEx Freight, whose employees are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). The EFCA would amend the NLRA to substantially liberalize the procedures for union organization — for example, by eliminating employees' absolute right to a secret ballot vote in union elections. The EFCA could also require imposition of an arbitrated initial contract that could include pay, benefit and work rules that could adversely impact employers. Finally, changes to federal or state laws governing employee classification could impact the status of FedEx Ground's owner-operators as independent contractors.

We rely heavily on technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. Any disruption to the Internet or our technology infrastructure, including those impacting our computer systems and Web site, could adversely impact our customer service and our volumes and revenues and result in increased costs. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruptions and the resulting adverse effect on our operations and financial results.

Our transportation businesses may be impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating over time the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers, especially in the U.S. domestic market, away from our higher-yielding express services to our lower-yielding ground services or even reduce customer demand for our services altogether. These effects were evident in the first quarter of 2009, as fuel prices reached all-time highs. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital expenditures based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other assets to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. For example, we must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write-downs and undercapacity could negatively impact service levels. For example, during 2009, as a result of excess aircraft capacity at FedEx Express, we permanently removed certain aircraft and certain excess aircraft engines from service and thus recorded a charge of $199 million.

We face intense competition, especially in the LTL freight industry. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macro-economic growth. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, our competitors determine the charges for their services, and weak economic conditions have led to excess capacity and a very competitive pricing environment, especially in the LTL freight industry. As a result, the FedEx Freight segment experienced yield declines and operating losses during 2009 and 2010. An irrational pricing environment can limit our ability not only to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs), but also to maintain or grow our market share. In addition, maintaining a broad portfolio of services is important to keeping and attracting customers. While we believe we compete effectively through our current service offerings, if our competitors offer a broader range of services or more effectively bundle their services, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, during 2007 we acquired the LTL freight operations of Watkins Motor Lines (renamed FedEx National LTL) and made strategic acquisitions in China, the United Kingdom and India. During 2004, we acquired Kinko's, Inc. (now known as FedEx Office). While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets. As an example, during 2008, 2009 and 2010, we recorded aggregate charges of $1.8 billion for impairment of the value of the Kinko's trade name and portions of the goodwill recorded as a result of the FedEx Office and FedEx National LTL acquisitions. These charges were necessary, among other reasons, because the recent and forecasted financial performance of those companies did not meet our original expectations as a result of weak economic conditions.

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous lawsuits (including many that have been certified as class actions) and state tax and other administrative proceedings that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We expect to incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, labor organizations could more easily organize these individuals, our operating costs could increase materially and we could incur significant capital outlays.

Increased security requirements could impose substantial costs on us, especially at FedEx Express. As a result of concerns about global terrorism and homeland security, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs for businesses, including those in the transportation industry. For example, in July 2007, the U.S. Transportation Security Administration issued to us a Full All-Cargo Aircraft Operator Standard Security Plan, which contained many new and enhanced security requirements. These requirements are not static, but will change periodically as the result of regulatory and legislative requirements, and to respond to evolving threats. Until these requirements are adopted, we cannot determine the effect that these new rules will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security requirements could impose material costs on us.

The regulatory environment for global aviation rights may impact our air operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Regulatory actions affecting global aviation rights or a failure to obtain or maintain aviation rights in important international markets could impair our ability to operate our air network.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. For example, during 2009, the European Commission approved the extension of the European Union Emissions Trading Scheme ("ETS") for GHG emissions, to the airline industry. Under this decision, all FedEx Express flights to and from any airport in any member state of the European Union will be covered by the ETS requirements beginning in 2012, and each year we will be required to submit emission allowances in an amount equal to the carbon dioxide emissions from such flights. In addition, the U.S. House of Representatives has passed and the Senate continues to consider a bill that would regulate GHG emissions, and some form of federal climate change legislation is possible in the relatively near future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services. Finally, given the broad and global scope of our operations and our susceptibility to global macro-economic trends, we are particularly vulnerable to the physical risks of climate change that could affect all of humankind, such as shifts in world ecosystems.

We will soon be negotiating a new collective bargaining agreement with the union that represents the pilots of FedEx Express. FedEx Express pilots are employed under a collective bargaining agreement that becomes amendable on October 31, 2010. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. We cannot predict the outcome of these negotiations. The terms of any new collective bargaining agreement could increase our operating costs and adversely affect our ability to compete with other providers of express delivery services. On the other hand, if we are unable to reach agreement on a new collective bargaining agreement, we may be subject to a strike or work stoppages by our pilots, subject to the requirements of the RLA. These actions could have a negative impact on our ability to operate our express transportation network and ultimately cause us to lose customers.

We are also subject to risks and uncertainties that affect many other businesses, including:

- increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;
- the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;
- any impacts on our businesses resulting from new domestic or international government laws and regulation;
- changes in foreign currency exchange rates, especially in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen, which can affect our sales levels and foreign currency sales prices;
- market acceptance of our new service and growth initiatives;
- any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and discrimination and retaliation claims, and any other legal proceedings;
- the impact of technology developments on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information technology redundancy and complexity throughout the organization;
- adverse weather conditions or natural disasters, such as earthquakes, volcanoes, and hurricanes, which can disrupt our electrical service, damage our property, disrupt our operations, increase our fuel costs and adversely affect our shipment levels;
- widespread outbreak of an illness or any other communicable disease, or any other public health crisis; and
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations.

We are directly affected by the state of the economy. While the global, or macro-economic, risks listed above apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity, such as the recent global recession. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Moreover, as we grow our international business, we are increasingly affected by the health of the global economy. As a result, the recent global recession has had a disproportionately negative impact on us and our recent financial results.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Liquidity Outlook," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" and "Contingencies" notes to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct all identified deficiencies. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2010.

The effectiveness of our internal control over financial reporting as of May 31, 2010, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2010 of FedEx Corporation and our report dated July 15, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
July 15, 2010

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Years ended May 31, 2010	2009	2008
REVENUES	**$ 34,734**	$ 35,497	$ 37,953
OPERATING EXPENSES:			
Salaries and employee benefits	**14,027**	13,767	14,202
Purchased transportation	**4,728**	4,534	4,634
Rentals and landing fees	**2,359**	2,429	2,441
Depreciation and amortization	**1,958**	1,975	1,946
Fuel	**3,106**	3,811	4,409
Maintenance and repairs	**1,715**	1,898	2,068
Impairment and other charges	**18**	1,204	882
Other	**4,825**	5,132	5,296
	32,736	34,750	35,878
OPERATING INCOME	**1,998**	747	2,075
OTHER INCOME (EXPENSE):			
Interest expense	**(79)**	(85)	(98)
Interest income	**8**	26	44
Other, net	**(33)**	(11)	(5)
	(104)	(70)	(59)
INCOME BEFORE INCOME TAXES	**1,894**	677	2,016
PROVISION FOR INCOME TAXES	**710**	579	891
NET INCOME	**$ 1,184**	$ 98	$ 1,125
BASIC EARNINGS PER COMMON SHARE	**$ 3.78**	$ 0.31	$ 3.64
DILUTED EARNINGS PER COMMON SHARE	**$ 3.76**	$ 0.31	$ 3.60

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2010	May 31, 2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,952**	$ 2,292
Receivables, less allowances of $166 and $196	**4,163**	3,391
Spare parts, supplies and fuel, less allowances of $170 and $175	**389**	367
Deferred income taxes	**529**	511
Prepaid expenses and other	**251**	555
Total current assets	**7,284**	7,116
Property and Equipment, at Cost		
Aircraft and related equipment	**11,640**	10,118
Package handling and ground support equipment	**5,193**	4,960
Computer and electronic equipment	**4,218**	4,280
Vehicles	**3,170**	3,078
Facilities and other	**7,081**	6,824
	31,302	29,260
Less accumulated depreciation and amortization	**16,917**	15,843
Net property and equipment	**14,385**	13,417
Other Long-Term Assets		
Goodwill	**2,200**	2,229
Pension assets	**–**	311
Other assets	**1,033**	1,171
Total other long-term assets	**3,233**	3,711
	$ 24,902	$ 24,244
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 262**	$ 653
Accrued salaries and employee benefits	**1,146**	861
Accounts payable	**1,522**	1,372
Accrued expenses	**1,715**	1,638
Total current liabilities	**4,645**	4,524
Long-Term Debt, Less Current Portion	**1,668**	1,930
Other Long-Term Liabilities		
Deferred income taxes	**891**	1,071
Pension, postretirement healthcare and other benefit obligations	**1,705**	934
Self-insurance accruals	**960**	904
Deferred lease obligations	**804**	802
Deferred gains, principally related to aircraft transactions	**267**	289
Other liabilities	**151**	164
Total other long-term liabilities	**4,778**	4,164
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 314 million shares issued as of May 31, 2010 and 312 million shares issued as of May 31, 2009	**31**	31
Additional paid-in capital	**2,261**	2,053
Retained earnings	**13,966**	12,919
Accumulated other comprehensive loss	**(2,440)**	(1,373)
Treasury stock, at cost	**(7)**	(4)
Total common stockholders' investment	**13,811**	13,626
	$ 24,902	$ 24,244

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Years ended May 31, 2010	2009	2008
OPERATING ACTIVITIES			
Net income	**$ 1,184**	$ 98	$ 1,125
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,958**	1,975	1,946
Provision for uncollectible accounts	**124**	181	134
Deferred income taxes and other noncash items	**331**	299	124
Noncash impairment charges	**18**	1,103	882
Stock-based compensation	**101**	99	101
Changes in assets and liabilities:			
Receivables	**(906)**	762	(447)
Other assets	**276**	(196)	(237)
Pension assets and liabilities, net	**(611)**	(913)	(273)
Accounts payable and other liabilities	**710**	(628)	190
Other, net	**(47)**	(27)	(80)
Cash provided by operating activities	**3,138**	2,753	3,465
INVESTING ACTIVITIES			
Capital expenditures	**(2,816)**	(2,459)	(2,947)
Proceeds from asset dispositions and other	**35**	76	50
Cash used in investing activities	**(2,781)**	(2,383)	(2,897)
FINANCING ACTIVITIES			
Principal payments on debt	**(653)**	(501)	(639)
Proceeds from debt issuance	**–**	1,000	–
Proceeds from stock issuances	**94**	41	108
Excess tax benefit on the exercise of stock options	**25**	4	38
Dividends paid	**(138)**	(137)	(124)
Other, net	**(20)**	(7)	–
Cash (used in) provided by financing activities	**(692)**	400	(617)
Effect of exchange rate changes on cash	**(5)**	(17)	19
Net (decrease) increase in cash and cash equivalents	**(340)**	753	(30)
Cash and cash equivalents at beginning of period	**2,292**	1,539	1,569
Cash and cash equivalents at end of period	**$ 1,952**	$ 2,292	$ 1,539

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE AT MAY 31, 2007	$ 31	$ 1,689	$ 11,970	$ (1,030)	$ (4)	$ 12,656
Net income	–	–	1,125	–	–	1,125
Foreign currency translation adjustment, net of tax of $15	–	–	–	99	–	99
Retirement plans adjustments, net of tax of $296	–	–	–	506	–	506
Total comprehensive income						1,730
Cash dividends declared ($0.30 per share)	–	–	(93)	–	–	(93)
Employee incentive plans and other (2,556,318 shares issued)	–	233	–	–	–	233
BALANCE AT MAY 31, 2008	31	1,922	13,002	(425)	(4)	14,526
Adjustment to opening balances for retirement plans measurement date transition, net of tax benefit of $26 and expense of $220, respectively	–	–	(44)	369	–	325
BALANCE AT JUNE 1, 2008	31	1,922	12,958	(56)	(4)	14,851
Net income	–	–	98	–	–	98
Foreign currency translation adjustment, net of tax of $28	–	–	–	(112)	–	(112)
Retirement plans adjustments, net of tax of $718	–	–	–	(1,205)	–	(1,205)
Total comprehensive loss						(1,219)
Cash dividends declared ($0.44 per share)	–	–	(137)	–	–	(137)
Employee incentive plans and other (995,271 shares issued)	–	131	–	–	–	131
BALANCE AT MAY 31, 2009	31	2,053	12,919	(1,373)	(4)	13,626
Net income	–	–	**1,184**	–	–	**1,184**
Foreign currency translation adjustment, net of tax of $2	–	–	–	**(25)**	–	**(25)**
Retirement plans adjustments, net of tax of $617	–	–	–	**(1,042)**	–	**(1,042)**
Total comprehensive income						**117**
Purchase of treasury stock	–	–	–	–	**(3)**	**(3)**
Cash dividends declared ($0.44 per share)	–	–	**(137)**	–	–	**(137)**
Employee incentive plans and other (2,375,753 shares issued)	–	**208**	–	–	–	**208**
BALANCE AT MAY 31, 2010	**$ 31**	**$2,261**	**$13,966**	**$ (2,440)**	**$ (7)**	**$13,811**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and the FedEx Freight LTL Group, which comprises the FedEx Freight and FedEx National LTL businesses of FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology and customer service support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office").

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2010 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Certain of our transportation services are provided with the use of independent contractors. FedEx is the principal to the transaction in most instances and in those cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses, such as FedEx SmartPost, engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

Certain of our revenue-producing transactions are subject to taxes, such as sales tax, assessed by governmental authorities. We present these revenues net of tax.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and the impact of current economic factors on the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING

Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $374 million in 2010, $379 million in 2009 and $445 million in 2008.

CASH EQUIVALENTS

Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts (principally aircraft related) are reported at weighted-average cost. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change. Supplies and fuel are reported at cost on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related major maintenance costs on one of our aircraft fleet types, which are capitalized as incurred and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal-use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

	Range	Net Book Value at May 31, 2010	2009
Wide-body aircraft and related equipment	15 to 30 years	**$5,897**	$5,139
Narrow-body and feeder aircraft and related equipment	5 to 18 years	**1,049**	709
Package handling and ground support equipment	3 to 30 years	**1,895**	1,928
Computer and electronic equipment	2 to 10 years	**649**	782
Vehicles	2 to 15 years	**1,095**	1,107
Facilities and other	2 to 40 years	**3,800**	3,752

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.9 billion in 2010, $1.8 billion in 2009 and $1.8 billion in 2008. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $80 million in 2010, $71 million in 2009 and $50 million in 2008.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment.

There were no material property and equipment impairment charges recognized in 2010 or 2008. During 2009, we recorded $202 million in property and equipment impairment charges. These charges were primarily related to our decision to permanently remove from service certain aircraft, along with certain excess aircraft engines, at FedEx Express.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Intangible assets include customer relationships, trade names, technology assets and contract-based intangibles acquired in business combinations. Intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

Our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long-term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans.

The accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in other comprehensive income ("OCI") of unrecognized gains or losses and prior service costs or credits. Additionally, the guidance requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end.

At May 31, 2010, we recorded a decrease to equity through OCI of $1.0 billion (net of tax) based primarily on mark-to-market adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liability at May 31, 2010. At May 31, 2009, we recorded a decrease of $1.2 billion based primarily on mark-to-market adjustments related to unrealized losses in our pension plan assets during 2009.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

SELF-INSURANCE ACCRUALS

We are self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES

We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented. Cumulative net foreign currency translation gains in accumulated other comprehensive income were $30 million at May 31, 2010, $56 million at May 31, 2009 and $167 million at May 31, 2008.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement that will become amendable during the second quarter of 2011. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. We cannot estimate the financial impact, if any, the results of these negotiations may have on our future results of operations.

STOCK-BASED COMPENSATION

We recognize compensation expense for stock-based awards under the provisions of the accounting guidance related to share-based payments. This guidance requires recognition of compensation expense for stock-based awards using a fair value method.

DIVIDENDS DECLARED PER COMMON SHARE

On June 7, 2010, our Board of Directors declared a quarterly dividend of $0.12 per share of common stock. The dividend was paid on July 1, 2010 to stockholders of record as of the close of business on June 17, 2010. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; retirement plan obligations; long-term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long-lived assets (including goodwill).

NOTE 2: RECENT ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting guidance, which has been adopted by us, is relevant to the readers of our financial statements.

On June 1, 2008, we adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on fair value measurements, which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. On June 1, 2009, we implemented the previously deferred provisions of this guidance for nonfinancial assets and liabilities recorded at fair value, as required. The adoption of this new guidance had no impact on our financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations and the accounting and reporting for noncontrolling interests (previously referred to as minority interests). This guidance significantly changed the accounting for and reporting of business combination transactions, including noncontrolling interests. For example, the acquiring entity is now required to recognize the full fair value of assets acquired and liabilities assumed in the transaction, and the expensing of most transaction and restructuring costs is now required. This guidance became effective for us beginning June 1, 2009 and had no material impact on our financial statements because we have not had any significant business combinations since that date.

In December 2008, the FASB issued authoritative guidance on employers' disclosures about postretirement benefit plan assets. This guidance provides objectives that an employer should consider when providing detailed disclosures about assets of a defined benefit pension or other postretirement plan, including disclosures about investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. This guidance became effective for our 2010 Annual Report. See Note 11 for related disclosures.

In April 2009, the FASB issued new accounting guidance related to interim disclosures about the fair value of financial instruments. This guidance requires disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods and became effective for us beginning with the first quarter of fiscal year 2010.

NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

The carrying amount of goodwill attributable to each reportable operating segment and changes therein are as follows (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Total
Goodwill at May 31, 2008	$ 1,123	$ 90	$ 802	$ 1,542	$ 3,557
Accumulated impairment charges	–	–	(25)	(367)	(392)
Balance as of May 31, 2008	1,123	90	777	1,175	3,165
Impairment charges	–	–	(90)	(810)	(900)
Purchase adjustments and other [1]	(33)	–	–	(3)	(36)
Balance as of May 31, 2009	1,090	90	687	362	2,229
Impairment charge	–	–	**(18)**	–	**(18)**
Purchase adjustments and other [1]	**(11)**	–	–	–	**(11)**
Transfer between segments [2]	**66**	–	**(66)**	–	–
Balance as of May 31, 2010	**$ 1,145**	**$ 90**	**$ 603**	**$ 362**	**$ 2,200**
Accumulated goodwill impairment charges as of May 31, 2010	**$ –**	**$ –**	**$ (133)**	**$ (1,177)**	**$ (1,310)**

(1) Primarily currency translation adjustments.
(2) Transfer of goodwill related to the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009.

In connection with our annual impairment testing of goodwill conducted in the fourth quarter of 2010, we recorded a charge of $18 million for impairment of the value of the remaining goodwill at our FedEx National LTL reporting unit. Beginning in 2009, the U.S. recession had a significant negative impact on the LTL industry, resulting in volume declines, yield pressures and operating losses. These difficult conditions continued in 2010 and the resulting excess capacity and competitive pricing environment had a significant negative impact on our FedEx National LTL reporting unit. Given these market conditions, our forecast for this business did not support the recoverability of the remaining goodwill attributable to our FedEx National LTL reporting unit.

We evaluated our remaining reporting units during the fourth quarter of 2010, and the estimated fair value of each of our other reporting units significantly exceeded their carrying values in 2010. Although we recorded goodwill impairment charges associated with our FedEx Office reporting unit in 2009 and 2008, better-than-expected results in 2010 combined with an improved long-term outlook drove an improvement in the valuation of this reporting unit. As a result, no additional testing or impairment charges were necessary and we do not believe that any of these reporting units are at risk.

GOODWILL IMPAIRMENT CHARGES – 2009

FEDEX OFFICE

During 2009, in response to the lower revenues and continued operating losses at FedEx Office resulting from the U.S. recession, the company initiated an internal reorganization designed to improve revenue-generating capabilities and reduce costs. This reorganization resulted in actions that included headcount reductions, domestic store closures and the termination of operations in some international locations. In addition, we substantially curtailed future network expansion in light of weak economic conditions.

In connection with our annual impairment testing in 2009, the valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach that considered market participant assumptions to estimate fair value. Key assumptions considered were the revenue and operating income forecast, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

For 2009, our discount rate of 12.0% represented our estimated weighted-average cost of capital ("WACC") of the FedEx Office reporting unit adjusted for company-specific risk premium to account for the estimated uncertainty associated with our future cash flows. The development of the WACC used in our estimate of fair value considered the current market conditions for the equity-risk premium and risk-free interest rate, the size and industry of the FedEx Office reporting unit, and the risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

Upon completion of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $810 million during the fourth quarter of 2009. The goodwill impairment charge is included in 2009 operating expenses in the accompanying consolidated statements of income. This charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

FEDEX NATIONAL LTL

In 2009, we recorded a goodwill impairment charge of $90 million at our FedEx National LTL unit. This charge was a result of reduced revenues and increased operating losses due to the negative impact of the U.S. recession.

The valuation methodology to estimate the fair value of the FedEx National LTL reporting unit was based primarily on a market approach (revenue multiples and/or earnings multiples) that considered market participant assumptions. We believe use of the market approach for FedEx National LTL was appropriate due to the forecast risk associated with the projections used under the income approach, particularly in the outer years of the forecast period (as described below). Further, there are directly comparable companies to the FedEx National LTL reporting unit for consideration under the market approach. The income approach also was incorporated into the impairment test to ensure the reasonableness of our conclusions under the market approach. Key assumptions considered were the revenue, operating income and capital expenditure forecasts and market participant assumptions on multiples related to revenue and earnings forecasts.

The forecast used in the valuation assumed operating losses would continue in the near-term due to weak economic conditions and excess capacity in the industry. However, the long-term outlook assumed that this excess capacity would exit the market. This assumption drove significant volume and yield improvement into the FedEx National LTL reporting unit in future periods. The decision to include an assumption related to the elimination of excess capacity from the market and the associated cash flows was significant to the valuation and reflected management's outlook on the industry for future periods as of the valuation date.

GOODWILL IMPAIRMENT CHARGES – 2008

FEDEX OFFICE

During 2008, several developments and strategic decisions occurred at FedEx Office, including a reorganization of FedEx Office into the FedEx Services segment, a reorganization of senior management, as well as a decision to minimize the use of the Kinko's trade name over the next several years. We also began implementing revenue growth and cost management plans to improve financial performance and pursuing a more disciplined approach to the long-term expansion of the retail network, reducing the overall level of expansion.

Upon completion of the impairment test, these factors, combined with forecasted losses resulted in our conclusion that the recorded goodwill was impaired and we recorded an impairment charge of $367 million during the fourth quarter of 2008. The goodwill impairment charge is included in 2008 operating expenses in the accompanying consolidated statements of income. This charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

The valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach that considered market participant assumptions to estimate fair value. Key assumptions considered were the revenue and operating income forecast, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

In performing our annual impairment test, the most significant assumption used to estimate the fair value of the FedEx Office reporting unit was the discount rate. We used a discount rate of 12.5%, representing the estimated WACC of the FedEx Office reporting unit.

OTHER INTANGIBLE ASSETS

The components of our identifiable intangible assets were as follows (in millions):

	May 31, 2010			May 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	**$ 209**	**$ (160)**	**$ 49**	$ 207	$ (133)	$ 74
Trade name and other	**195**	**(175)**	**20**	205	(161)	44
Total	**$ 404**	**$ (335)**	**$ 69**	$ 412	$ (294)	$ 118

Prior to 2008, we had an indefinite-lived intangible asset associated with the Kinko's trade name. During the fourth quarter of 2008, we made the decision to change the name of FedEx Kinko's to FedEx Office and rebrand our retail locations over the next several years. This change converted this asset to a finite life asset and resulted in an impairment charge of $515 million. We estimated the fair value of this intangible asset based on an income approach using the relief-from-royalty method. This change resulted in a remaining trade name balance of $52 million, which we began amortizing in the fourth quarter of 2008 on an accelerated basis, and which will be fully amortized by May 2011. The trade name impairment charge is included in 2008 operating expenses in the accompanying consolidated statements of income. The charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

Amortization expense for intangible assets was $51 million in 2010, $73 million in 2009 and $60 million in 2008. Estimated amortization expense is expected to be $33 million in 2011 and immaterial in subsequent years.

NOTE 4: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31,	
	2010	2009
Accrued Salaries and Employee Benefits		
Salaries	**$ 230**	$ 201
Employee benefits, including variable compensation	**386**	143
Compensated absences	**530**	517
	$ 1,146	$ 861
Accrued Expenses		
Self-insurance accruals	**$ 675**	$ 626
Taxes other than income taxes	**347**	338
Other	**693**	674
	$ 1,715	$ 1,638

NOTE 5: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long-term debt (net of discounts), along with maturity dates for the years subsequent to May 31, 2010, are as follows (in millions):

	May 31,	
	2010	2009
Senior unsecured debt		
Interest rate of 5.50%, due in 2010	**$ –**	$ 500
Interest rate of 7.25%, due in 2011	**250**	250
Interest rate of 9.65%, due in 2013	**300**	300
Interest rate of 7.38%, due in 2014	**250**	250
Interest rate of 8.00%, due in 2019	**750**	750
Interest rate of 7.60%, due in 2098	**239**	239
	1,789	2,289
Capital lease obligations	**141**	294
	1,930	2,583
Less current portion	**262**	653
	$1,668	$1,930

Interest on our fixed-rate notes is paid semi-annually. Long-term debt, exclusive of capital leases, had carrying values of $1.8 billion compared with estimated fair values of $2.1 billion at May 31, 2010, and $2.3 billion compared with estimated fair values of $2.4 billion at May 31, 2009. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a shelf registration statement filed with the Securities and Exchange Commission that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

In January 2009, we issued $1 billion of senior unsecured debt under our shelf registration statement, comprised of fixed-rate notes totaling $250 million due in January 2014 and $750 million due in January 2019. The fixed-rate notes due in January 2014 bear interest at an annual rate of 7.375%, payable semi-annually, and the fixed-rate notes due in January 2019 bear interest at an annual rate of 8.00%, payable semi-annually. During 2010, we repaid our $500 million 5.50% notes that matured on August 15, 2009 using cash from operations and a portion of the proceeds of our January 2009 $1 billion senior unsecured debt offering.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. The revolving credit agreement expires in July 2012. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.5 at May 31, 2010. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or borrowing capacity. As of May 31, 2010, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

We issue other financial instruments in the normal course of business to support our operations, including letters of credit. We had a total of $553 million in letters of credit outstanding at May 31, 2010, with $94 million unused under our primary $500 million letter of credit facility. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Our capital lease obligations include leases for aircraft and facilities. Our facility leases include leases that guarantee the repayment of certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

NOTE 6: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2040. We leased 12% of our total aircraft fleet under capital or operating leases as of May 31, 2010 as compared to 13% as of May 31, 2009. A portion of our supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2010	2009
Aircraft	**$ 15**	$ 50
Package handling and ground support equipment	**165**	165
Vehicles	**17**	17
Other, principally facilities	**146**	147
	343	379
Less accumulated amortization	**312**	300
	$ 31	$ 79

Rent expense under operating leases for the years ended May 31 was as follows (in millions):

	2010	2009	2008
Minimum rentals	**$ 2,001**	$ 2,047	$ 1,990
Contingent rentals [1]	**152**	181	228
	$ 2,153	$ 2,228	$ 2,218

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2010 is as follows (in millions):

		Operating Leases		
	Capital Leases	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2011	$ 20	$ 526	$ 1,250	$ 1,776
2012	8	504	1,085	1,589
2013	119	499	926	1,425
2014	2	473	786	1,259
2015	1	455	717	1,172
Thereafter	14	2,003	4,547	6,550
Total	164	$ 4,460	$ 9,311	$ 13,771
Less amount representing interest	23			
Present value of net minimum lease payments	$ 141			

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2010 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

We are the lessee in a series of operating leases covering a portion of our leased aircraft. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. We are not the primary beneficiary of the leasing entities, as the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. As such, we are not required to consolidate the entity as the primary beneficiary. Our maximum exposure under these leases is included in the summary of future minimum lease payments shown above.

NOTE 7: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2010, none of these shares had been issued.

NOTE 8: STOCK-BASED COMPENSATION

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2010	2009	2008
Stock-based compensation expense	**$ 101**	$ 99	$ 101

We have two types of equity-based compensation: stock options and restricted stock.

STOCK OPTIONS

Under the provisions of our incentive stock plans, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with 83% of our options vesting ratably over four years. Compensation expense associated with these awards is recognized on a straight-line basis over the requisite service period of the award.

RESTRICTED STOCK

Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price on the date of award. The terms of our restricted stock provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the remaining service or vesting period.

VALUATION AND ASSUMPTIONS

We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We record stock-based compensation expense in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. Many of these assumptions are judgmental and highly sensitive. Following is a table of the weighted-average Black-Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2010	2009	2008
Weighted-average			
Black-Scholes value	**$ 20.47**	$ 23.66	$ 29.88
Intrinsic value of options exercised	**$ 77**	$ 7	$ 126
Black-Scholes Assumptions:			
Expected lives	**5.7 years**	5.5 years	5 years
Expected volatility	**32%**	23%	19%
Risk-free interest rate	**3.24%**	3.28%	4.76%
Dividend yield	**0.742%**	0.492%	0.337%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The following table summarizes information about stock option activity for the year ended May 31, 2010:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[(1)]
Outstanding at June 1, 2009	17,643,089	$ 79.90		
Granted	**5,017,361**	**60.53**		
Exercised	**(1,993,967)**	**47.08**		
Forfeited	**(428,427)**	**101.95**		
Outstanding at May 31, 2010	**20,238,056**	**$ 78.32**	**6.0 years**	**$ 259**
Exercisable	**12,379,940**	**$ 80.06**	**4.4 years**	**$ 143**
Expected to vest	**7,229,467**	**$ 75.58**	**8.5 years**	**$ 107**
Available for future grants	**7,302,029**			

(1) Only presented for options with market value at May 31, 2010 in excess of the exercise price of the option.

The options granted during the year ended May 31, 2010 are primarily related to our principal annual stock option grant in June 2009.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2010:

	Restricted Stock	
	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2009	442,741	$ 100.40
Granted	**391,786**	**57.07**
Vested	**(193,095)**	**100.07**
Forfeited	**(4,136)**	**76.58**
Unvested at May 31, 2010	**637,296**	**$ 74.02**

During the year ended May 31, 2009, there were 197,180 shares of restricted stock granted with a weighted-average fair value of $90.57. During the year ended May 31, 2008, there were 174,418 shares of restricted stock granted with a weighted-average fair value of $114.40.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested During the Year	Fair Value (in millions)
2008	2,694,602	$ 64
2009	2,414,815	64
2010	**2,296,211**	**63**

As of May 31, 2010, there was $139 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately three years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2010 represented 8% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 9: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2010	2009	2008
Basic earnings per common share:			
Net earnings allocable to common shares	**$ 1,182**	$ 97	$ 1,123
Weighted-average common shares	**312**	311	309
Basic earnings per common share	**$ 3.78**	$ 0.31	$ 3.64
Diluted earnings per common share:			
Net earnings allocable to common shares	**$ 1,182**	$ 97	$ 1,123
Weighted-average common shares	**312**	311	309
Dilutive effect of share-based awards	**2**	1	3
Weighted-average diluted shares	**314**	312	312
Diluted earnings per common share	**$ 3.76**	$ 0.31	$ 3.60
Anti-dilutive options excluded from diluted earnings per common share	**11.5**	12.6	4.8

NOTE 10: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2010	2009	2008
Current provision (benefit)			
Domestic:			
Federal	**$ 36**	$ (35)	$ 514
State and local	**54**	18	74
Foreign	**207**	214	242
	297	197	830
Deferred provision (benefit)			
Domestic:			
Federal	**408**	327	31
State and local	**15**	48	(2)
Foreign	**(10)**	7	32
	413	382	61
	$ 710	$ 579	$ 891

Pretax earnings of foreign operations for 2010, 2009 and 2008 were $555 million, $106 million and $803 million, respectively, which represents only a portion of total results associated with international shipments.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2010	2009	2008
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
Goodwill impairment	**–**	48.0	6.8
State and local income taxes, net of federal benefit	**2.4**	1.9	2.1
Other, net	**0.1**	0.7	0.3
Effective tax rate	**37.5%**	85.6%	44.2%

Our 2009 and 2008 effective tax rates were significantly impacted by goodwill impairment charges related to the FedEx Office acquisition, which are not deductible for income tax purposes.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2010		2009	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 377**	**$ 2,157**	$ 406	$ 1,862
Employee benefits	**783**	**36**	384	143
Self-insurance accruals	**416**	**–**	392	–
Other	**490**	**238**	491	222
Net operating loss/credit carryforwards	**142**	**–**	131	–
Valuation allowances	**(139)**	**–**	(137)	–
	$ 2,069	**$ 2,431**	$ 1,667	$ 2,227

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2010	2009
Current deferred tax asset	**$ 529**	$ 511
Noncurrent deferred tax liability	**(891)**	(1,071)
	$ (362)	$ (560)

We have $394 million of net operating loss carryovers in various foreign jurisdictions and $489 million of state operating loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2011. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Unremitted earnings of our foreign subsidiaries amounted to $325 million in 2010 and $191 million in 2009. We have not recognized deferred taxes for U.S. federal income tax purposes on the unremitted earnings of our foreign subsidiaries that are permanently reinvested. Upon distribution, in the form of dividends or otherwise, these unremitted earnings would be subject to U.S. federal income tax. Unrecognized foreign tax credits would be available to reduce a portion of the U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

Our liabilities recorded for uncertain tax positions totaled $82 million at May 31, 2010 and $72 million at May 31, 2009, including $67 million at May 31, 2010 and $59 million at May 31, 2009 associated with positions that if favorably resolved would provide a benefit to our effective tax rate. We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $20 million on May 31, 2010 and $19 million on May 31, 2009. Total interest and penalties included in our consolidated statements of income is immaterial.

We file income tax returns in the U.S., various U.S. state and local jurisdictions, and various foreign jurisdictions. During 2010, the Internal Revenue Service ("IRS") commenced its audit of our consolidated U.S. income tax returns for the 2007 through 2009 tax years. We are no longer subject to U.S. federal income tax examination for years through 2006 except for specific U.S. federal income tax positions that are in various stages of appeal and/or litigation. No resolution date can be reasonably estimated at this time for these appeals and litigation, but their resolution is not expected to have a material effect on our consolidated financial statements. We are also subject to ongoing audits in state, local and foreign tax jurisdictions throughout the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2010	2009	2008
Balance at beginning of year	**$ 72**	$ 88	$ 72
Increases for tax positions taken in the current year	**3**	7	16
Increases for tax positions taken in prior years	**14**	10	12
Decreases for tax positions taken in prior years	**(4)**	(30)	(9)
Settlements	**(3)**	(3)	(3)
Balance at end of year	**$ 82**	$ 72	$ 88

Included in the May 31, 2010 and May 31, 2009 balances are $9 million and $7 million, respectively, of tax positions for which the ultimate deductibility or income inclusion is certain but for which there may be uncertainty about the timing of such deductibility or income inclusion. It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for uncertain tax positions includes no matters that are individually material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our uncertain tax positions will be material.

NOTE 11: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans.

We made significant changes to our retirement plans during 2008 and 2009. Beginning January 1, 2008, we increased the annual company-matching contribution under the largest of our 401(k) plans covering most employees from a maximum of $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. As a temporary cost-control measure, we suspended 401(k) company-matching contributions effective February 1, 2009. We reinstated these contributions at 50% of previous levels for most employees effective January 1, 2010.

Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula (based on average earnings and years of service) were capped for most employees, and those benefits will be payable beginning at retirement. Effective June 1, 2008, future pension benefits for most employees began to be accrued under a cash balance formula we call the Portable Pension Account. These changes did not affect the benefits of previously retired and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years for most participants.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. Under the tax-qualified plans, the pension benefit is payable as a lump sum or an annuity at retirement at the election of the employee. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate varies from year to year based on a U.S. Treasury index.

The accounting guidance related to postretirement benefits requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. At May 31, 2010, under the provisions of this guidance, we recorded a decrease to equity of $1 billion (net of tax) to reflect unrealized actuarial losses during 2010. At May 31, 2009, we recorded a decrease to equity of $1.2 billion (net of tax) attributable to our plans.

Additionally, the accounting guidance requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end. On June 1, 2008, we made our transition election for the measurement date provision using the two-measurement approach. Under this approach, we completed two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. This approach required us to record the net periodic benefit cost for the transition period from March 1, 2008 through May 31, 2008 as an adjustment to beginning retained earnings ($44 million, net of tax) and actuarial gains and losses for the period (a gain of $369 million, net of tax) as an adjustment to the opening balance of AOCI.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2010	2009	2008
U.S. domestic and international pension plans	**$ 308**	$ 177	$ 323
U.S. domestic and international defined contribution plans	**136**	237	216
Postretirement healthcare plans	**42**	57	77
	$ 486	$ 471	$ 616

PENSION PLANS

Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in compliance with local laws and practices.

POSTRETIREMENT HEALTHCARE PLANS

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

PENSION PLAN ASSUMPTIONS

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

Beginning in 2009, we use a measurement date of May 31 for our pension and postretirement healthcare plans. Prior to 2009, our measurement date was February 28 (February 29 in 2008). Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis in this Annual Report.

Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate.

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed-income portfolios, to earn a long-term investment return that meets our pension plan obligations. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. Our largest holding classes, Corporate Fixed Income Securities and U.S. Large Cap Equities, are indexed to an S&P 500 fund. Accordingly, we do not have any significant concentrations of risk. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities to better align plan assets with liabilities. Our investment strategy also includes the limited use of derivative financial instruments on a discretionary basis to improve investment returns and manage exposure to market risk. In all cases, our investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

The estimated average rate of return on plan assets is a long-term, forward-looking assumption that materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The studies performed or updated supported the reasonableness of our expected rate of return of 8.0% for 2010 and 8.5% for 2009 and 2008. Our estimated long-term rate of return on plan assets remains at 8.0% for 2011. For the 15-year period ended May 31, 2010, our actual returns were 7.9%.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. The calculated-value method significantly mitigated the impact of asset value declines in the determination of our 2010 pension expense, reducing our 2010 expense by approximately $135 million. For purposes of valuing plan assets for determining 2011 pension expense, the calculated-value method will result in the same value as the market value, as it did in 2009.

Following is a description of the valuation methodologies used for investments measured at fair value:

- *Cash and cash equivalents.* These investments include cash equivalents valued using exchange rates provided by an industry pricing vendor and commingled funds valued using the net asset value. These investments also include cash.
- *Domestic and international equities.* These investments are valued at the closing price or last trade reported on the major market on which the individual securities are traded. In addition, commingled funds are valued using the net asset value.
- *Private equity.* The valuation of these investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. Investments are valued based upon recommendations of our investment managers incorporating factors such as contributions and distributions, market transactions, market comparables and performance multiples.
- *Fixed income.* The fair values of Corporate, U.S. government securities and other fixed income securities are estimated by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

The fair values of investments by level and asset category and the weighted-average asset allocations for our domestic pension plans at the measurement date are presented in the following table (in millions):

	Plan Assets at Measurement Date					
	2010					
Asset Class	Fair Value	Actual %	Target %	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 427	3%	1%	$ 145	$ 282	–
Domestic equities						
U.S. large cap equity	3,374	26	24	–	3,374	–
U.S. SMID cap equity	1,195	9	9	1,195	–	–
International equities	1,502	12	12	1,262	240	–
Private equities	399	3	5	–	–	$ 399
Fixed income securities			49			
Corporate	3,546	27		–	3,546	–
U.S. government	2,537	19		–	2,537	–
Mortgage backed and other	122	1		–	122	–
Other	(47)	–	–	(46)	(1)	–
	$ 13,055	100%	100%	$ 2,556	$ 10,100	$ 399

	2009		
Asset Class	Fair Value	Actual %	Target %
Cash and cash equivalents	$ 1,022	10%	1%
Domestic equities			
U.S. large cap equity	2,908	27	24
U.S. SMID cap equity	794	8	9
U.S. small cap equity	327	3	–
International equities	1,668	16	12
Private equities	341	3	5
Fixed income securities			49
Corporate	1,946	18	
U.S. government	842	8	
Mortgage backed and other	668	6	
Other	90	1	–
	$ 10,606	100%	100%

The change in fair value of Level 3 assets that use significant unobservable inputs is shown in the table below (in millions):

Beginning balance May 31, 2009	$ 341
Actual return on plan assets:	
Assets held at May 31, 2010	38
Assets sold during the year	24
Purchases, sales and settlements	(4)
Ending balance May 31, 2010	$ 399

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2010 and a statement of the funded status as of May 31, 2010 and 2009 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2010	2009	**2010**	2009
Accumulated Benefit Obligation ("ABO")	**$ 14,041**	$ 10,745		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	**$ 11,050**	$ 11,617	**$ 433**	$ 492
Adjustments due to change in measurement date				
Service cost plus interest cost during gap period	**–**	309	**–**	16
Additional experience during gap period	**–**	(302)	**–**	(19)
Changes due to gap period cash flow	**–**	(83)	**–**	(5)
Service cost	**417**	499	**24**	31
Interest cost	**823**	798	**30**	33
Actuarial loss (gain)	**2,607**	(1,420)	**102**	(94)
Benefits paid	**(391)**	(351)	**(45)**	(42)
Other	**(22)**	(17)	**21**	21
PBO/APBO at the end of year	**$ 14,484**	$ 11,050	**$ 565**	$ 433
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 10,812**	$ 11,879	**$ –**	$ –
Adjustments due to change in measurement date				
Additional experience during gap period	**–**	522	**–**	–
Changes due to gap period cash flow	**–**	(76)	**–**	–
Actual return on plan assets	**1,994**	(2,306)	**–**	–
Company contributions	**900**	1,146	**24**	21
Benefits paid	**(391)**	(351)	**(45)**	(42)
Other	**(20)**	(2)	**21**	21
Fair value of plan assets at end of year	**$ 13,295**	$ 10,812	**$ –**	$ –
Funded Status of the Plans	**$ (1,189)**	$ (238)	**$ (565)**	$ (433)
Amount Recognized in the Balance Sheet at May 31:				
Noncurrent pension assets	**$ –**	$ 311	**$ –**	$ –
Current pension, postretirement healthcare and other benefit obligations	**(30)**	(31)	**(28)**	(26)
Noncurrent pension, postretirement healthcare and other benefit obligations	**(1,159)**	(518)	**(537)**	(407)
Net amount recognized	**$ (1,189)**	$ (238)	**$ (565)**	$ (433)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 5,157**	$ 3,731	**$ (134)**	$ (248)
Prior service (credit) cost and other	**(1,106)**	(1,220)	**2**	2
Total	**$ 4,051**	$ 2,511	**$ (132)**	$ (246)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 284**	$ 130	**$ (5)**	$ (12)
Prior service (credit) cost and other	**(113)**	(113)	**–**	–
Total	**$ 171**	$ 17	**$ (5)**	$ (12)

Our pension plans included the following components at May 31, 2010 and 2009 (in millions):

	ABO	PBO	Fair Value of Plan Assets	Funded Status
2010				
Qualified	**$ 13,311**	**$ 13,635**	**$ 13,055**	**$ (580)**
Nonqualified	**346**	**348**	**–**	**(348)**
International Plans	**384**	**501**	**240**	**(261)**
Total	**$ 14,041**	**$ 14,484**	**$ 13,295**	**$ (1,189)**
2009				
Qualified	$ 10,113	$ 10,328	$ 10,606	$ 278
Nonqualified	317	318	–	(318)
International Plans	315	404	206	(198)
Total	$ 10,745	$ 11,050	$ 10,812	$ (238)

The table above provides the ABO, PBO, fair value of plan assets and funded status of our plans on an aggregated basis. The following table presents our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. The increase in plans included in the table in 2010 was driven by the decrease in our discount rate at our May 31, 2010 measurement date, which increased the number of plans whose assets did not exceed their liability, including our U.S. domestic pension plans ("U.S. Retirement Plans"). At May 31, 2010 and 2009, the fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2010	2009
Pension Benefits		
Fair value of plan assets	**$ 13,295**	$ 375
PBO	**(14,484)**	(923)
Net funded status	**$ (1,189)**	$ (548)

	ABO Exceeds the Fair Value of Plan Assets	
	2010	2009
Pension Benefits		
ABO[1]	**$ (14,014)**	$ (778)
Fair value of plan assets	**$ 13,263**	$ 325
PBO	**(14,441)**	(869)
Net funded status	**$ (1,178)**	$ (544)

(1) ABO not used in determination of funded status.

The APBO exceeds plan assets for each of our postretirement healthcare plans.

We made $848 million in tax-deductible contributions, including $495 million in voluntary contributions, to our U.S. Retirement Plans during 2010. During 2009, we made $1.1 billion in tax-deductible voluntary contributions to our U.S. Retirement Plans. Our U.S. Retirement Plans have ample funds to meet expected benefits. For 2011, we anticipate making required contributions to our U.S. Retirement Plans totaling approximately $500 million, a reduction from 2010 due to the use of a portion of our credit balance.

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2010	2009	2008	2010	2009	2008
Service cost	**$ 417**	$ 499	$ 518	**$ 24**	$ 31	$ 35
Interest cost	**823**	798	720	**30**	33	31
Expected return on plan assets	**(955)**	(1,059)	(985)	**–**	–	–
Recognized actuarial losses (gains) and other	**23**	(61)	70	**(12)**	(7)	11
Net periodic benefit cost	**$ 308**	$ 177	$ 323	**$ 42**	$ 57	$ 77

The increase in pension costs from 2009 to 2010 was due to the negative impact of market conditions on our pension plan assets at our May 31, 2009 measurement date. The reduction in pension costs from 2008 to 2009 was attributable to the significantly higher discount rate that was used to determine our 2009 expense.

Amounts recognized in OCI for all plans were as follows (in millions):

	2010				2009			
	Pension Plans		Postretirement Healthcare Plans		Pension Plans		Postretirement Healthcare Plans	
	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount
Net gain (loss) and other arising during period	**$ 1,562**	**$ 986**	**$ 102**	**$ 59**	$ 1,944	$ 1,220	$ (94)	$ (61)
Gain from settlements and curtailments	**–**	**–**	**–**	**–**	2	1	–	–
Amortizations:								
Prior service credit	**113**	**99**	**–**	**–**	113	71	–	–
Actuarial (losses) gains and other	**(130)**	**(114)**	**12**	**12**	(49)	(30)	7	4
Total recognized in OCI	**$ 1,545**	**$ 971**	**$ 114**	**$ 71**	$ 2,010	$ 1,262	$ (87)	$ (57)

Weighted-average actuarial assumptions for our primary U.S. pension plans, which represent substantially all of our PBO, are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2010	2009	2008	**2010**	2009	2008
Discount rate used to determine benefit obligation [(1)]	**6.37%**	7.68%	6.96%	**6.11%**	7.27%	6.81%
Discount rate used to determine net periodic benefit cost	**7.68**	7.15	6.01	**7.27**	7.13	6.08
Rate of increase in future compensation levels used to determine benefit obligation [(2)]	**4.63**	4.42	4.51	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost [(2)]	**4.42**	4.49	4.47	–	–	–
Expected long-term rate of return on assets	**8.00**	8.50	8.50	–	–	–

(1) The assumed interest rate used to discount the estimated future benefit payments that have been accrued to date (the PBO) to their present value.
(2) Average future salary increases based on age and years of service.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Plans	Postretirement Healthcare Plans
2011	$ 475	$ 28
2012	532	31
2013	596	32
2014	663	33
2015	732	35
2016–2020	4,988	209

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 8.5% during 2011, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 7% during 2011, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2010 or 2010 benefit expense because the level of these benefits is capped.

NOTE 12: BUSINESS SEGMENT INFORMATION

FedEx Express, FedEx Ground and the FedEx Freight LTL Group represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FEDEX EXPRESS SEGMENT	FedEx Express (express transportation) FedEx Trade Networks (global trade services) FedEx SupplyChain Systems (logistics services)
FEDEX GROUND SEGMENT	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator)
FEDEX FREIGHT SEGMENT	FedEx Freight LTL Group: FedEx Freight (fast-transit LTL freight transportation) FedEx National LTL (economical LTL freight transportation) FedEx Custom Critical (time-critical transportation)
FEDEX SERVICES SEGMENT	FedEx Services (sales, marketing and information technology functions) FedEx Office (document and business services and package acceptance) FedEx Customer Information Services ("FCIS") (customer service, billings and collections)

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to pursue synergies from the combination of these functions. The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FCIS, which is responsible for customer service, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses. Effective September 1, 2009, FedEx SupplyChain Systems, formerly included in the FedEx Services reporting segment, was realigned to become part of the FedEx Express reporting segment. Prior year amounts have not been reclassified to conform to the current year segment presentation, as the financial results are materially comparable.

The FedEx Services segment provides direct and indirect support to our transportation businesses and accordingly we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office are allocated to FedEx Express and FedEx Ground. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of the total allocated net operating costs of the FedEx Services segment on our transportation segments. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $810 million 2009 impairment charge for the FedEx Office goodwill and the $891 million 2008 charge predominantly associated with impairment of the Kinko's trade name and goodwill were not allocated to the FedEx Express or FedEx Ground segments, as the charges were unrelated to the core performance of those businesses.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in Management's Discussion and Analysis of Operations and Financial Condition ("MD&A") reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Effective August 1, 2009, approximately 3,600 employees (predominantly from the FedEx Freight segment) were transferred to entities within the FedEx Services segment. This internal reorganization further centralizes most customer support functions, such as sales, customer service and information technology, into our shared services organizations. While the reorganization had no impact on the net operating results of any of our transportation segments, the net intercompany charges to our FedEx Freight segment increased significantly with corresponding decreases to other expense captions, such as salaries and employee benefits. The impact of this internal reorganization to the expense captions in our other segments was immaterial.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment[1]	FedEx Ground Segment	FedEx Freight Segment[2]	FedEx Services Segment[3]	Other and Eliminations	Consolidated Total
Revenues						
2010	**$ 21,555**	**$ 7,439**	**$ 4,321**	**$ 1,770**	**$ (351)**	**$ 34,734**
2009	22,364	7,047	4,415	1,977	(306)	35,497
2008	24,421	6,751	4,934	2,138	(291)	37,953
Depreciation and amortization						
2010	**$ 1,016**	**$ 334**	**$ 198**	**$ 408**	**$ 2**	**$ 1,958**
2009	961	337	224	451	2	1,975
2008	944	305	227	469	1	1,946
Operating income (loss)						
2010	**$ 1,127**	**$ 1,024**	**$ (153)**	**$ –**	**$ –**	**$ 1,998**
2009	794	807	(44)	(810)	–	747
2008	1,901	736	329	(891)	–	2,075
Segment assets[4]						
2010	**$ 14,819**	**$ 4,118**	**$ 2,786**	**$ 4,079**	**$ (900)**	**$ 24,902**
2009	13,483	3,291	3,044	3,240	1,186	24,244
2008	13,416	2,770	3,276	4,651	1,520	25,633

(1) FedEx Express segment 2009 operating expenses include a charge of $260 million primarily related to aircraft-related asset impairments.

(2) FedEx Freight segment 2009 operating expenses include a charge of $100 million primarily related to impairment of goodwill related to the Watkins Motor Lines (now known as FedEx National LTL) acquisition.

(3) FedEx Services segment 2009 operating expenses include a charge of $810 million related to impairment of goodwill related to the Kinko's (now known as FedEx Office) acquisition. FedEx Services segment 2008 operating expenses include a charge of $891 million predominantly related to impairment of intangible assets from the Kinko's acquisition. The normal, ongoing net operating costs of the FedEx Services segment are allocated back to the transportation segments.

(4) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2010	**$ 1,864**	**$ 400**	**$ 212**	**$ 340**	**$ –**	**$ 2,816**
2009	1,348	636	240	235	–	2,459
2008	1,716	509	266	455	1	2,947

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

	2010	2009	2008
Revenue by Service Type			
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 5,602**	$ 6,074	$ 6,578
U.S. overnight envelope	**1,640**	1,855	2,012
U.S. deferred	**2,589**	2,789	2,995
Total domestic package revenue	**9,831**	10,718	11,585
International Priority (IP)	**7,087**	6,978	7,666
International domestic [1]	**578**	565	663
Total package revenue	**17,496**	18,261	19,914
Freight:			
U.S.	**1,980**	2,165	2,398
International priority freight	**1,303**	1,104	1,243
International airfreight	**251**	369	406
Total freight revenue	**3,534**	3,638	4,047
Other [2]	**525**	465	460
Total FedEx Express segment	**21,555**	22,364	24,421
FedEx Ground segment	**7,439**	7,047	6,751
FedEx Freight segment	**4,321**	4,415	4,934
FedEx Services segment	**1,770**	1,977	2,138
Other and eliminations	**(351)**	(306)	(291)
	$ 34,734	$ 35,497	$ 37,953
Geographical Information [3]			
Revenues:			
U.S.	**$ 24,852**	$ 25,819	$ 27,306
International:			
FedEx Express segment	**9,547**	9,363	10,298
FedEx Ground segment	**140**	124	129
FedEx Freight segment	**60**	39	36
FedEx Services segment	**135**	152	184
Total international revenue	**9,882**	9,678	10,647
	$ 34,734	$ 35,497	$ 37,953
Noncurrent assets:			
U.S.	**$ 13,343**	$ 13,560	$ 14,920
International	**4,275**	3,568	3,469
	$ 17,618	$ 17,128	$ 18,389

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, China, India and Mexico. We reclassified the prior period international domestic revenues previously included within other revenues to conform to the current period presentation.

(2) Other revenues includes FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2010	2009	2008
Cash payments for:			
Interest (net of capitalized interest)	**$ 88**	$ 61	$ 105
Income taxes	**$ 322**	$ 517	$ 821
Income tax refunds received	**(279)**	(8)	(5)
Cash tax payments, net	**$ 43**	$ 509	$ 816

NOTE 14: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $667 million in principal of these bonds (with total future principal and interest payments of approximately $919 million as of May 31, 2010) through these leases. Of the $667 million bond principal guaranteed, $116 million was included in capital lease obligations in our balance sheet at May 31, 2010. The remaining $551 million has been accounted for as operating leases.

NOTE 15: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2010 were as follows (in millions):

	Aircraft[1]	Aircraft-Related[2]	Other[3]	Total
2011	$ 824	$ 104	$ 771	$ 1,699
2012	839	10	166	1,015
2013	622	19	66	707
2014	480	–	14	494
2015	493	–	12	505
Thereafter	1,431	–	113	1,544

(1) Our obligation to purchase 15 of these aircraft (Boeing 777 Freighters, or B777Fs) is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Also, subsequent to May 31, 2010, we entered into an agreement replacing the previously disclosed non-binding letter of intent with another party to acquire two additional B777Fs and expect to take delivery of these aircraft in 2011. These aircraft are not included in the table above.
(2) Primarily aircraft modifications.
(3) Primarily vehicles, facilities, advertising, promotions contracts and for 2011, a total of $500 million of required quarterly contributions to our U.S. domestic pension plans.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

We had $437 million in deposits and progress payments as of May 31, 2010 (a decrease of $107 million from May 31, 2009) on aircraft purchases and other planned aircraft-related transactions. These deposits are classified in the "Other assets" caption of our consolidated balance sheets. In addition to our commitment to purchase B777Fs, our aircraft purchase commitments include the Boeing 757 ("B757") in passenger configuration, which will require additional costs to modify for cargo transport. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the number and type of aircraft we are committed to purchase as of May 31, 2010, with the year of expected delivery:

	B757	B777F[1]	ATR 72	Total
2011	16	4	8	28
2012	8	5	–	13
2013	–	5	–	5
2014	–	3	–	3
2015	–	3	–	3
Thereafter	–	10	–	10
Total	24	30	8	62

(1) Our obligation to purchase 15 of these aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Also, subsequent to May 31, 2010, we entered into an agreement replacing the previously disclosed non-binding letter of intent with another party to acquire two additional B777Fs and expect to take delivery of these aircraft in 2011. These aircraft are not included in the table above.

NOTE 16: CONTINGENCIES

Wage-and-Hour. We are a defendant in a number of lawsuits containing various class-action allegations of wage-and-hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both. The following describes the wage-and-hour matters that have been certified as class actions.

In February 2008, *Wiegele v. FedEx Ground* was certified as a class action by a California federal court, and in April 2008, the U.S. Court of Appeals for the Ninth Circuit denied our petition to review the class certification ruling. The certified class initially included FedEx Ground sort managers and dock service managers in California from May 10, 2002 to the present, but the court subsequently approved the dismissal of the sort managers, leaving only the dock service managers in the class. The plaintiffs allege that FedEx Ground has misclassified the managers as exempt from the overtime requirements of California wage-and-hour laws and is correspondingly liable for failing to pay them overtime compensation and provide them with rest and meal breaks. In April 2010, the court granted our motion to decertify the class, and thus the lawsuit continues as a non-class matter. Therefore, any potential loss in this matter is immaterial.

In September 2008, in *Tidd v. Adecco USA*, Kelly Services and FedEx Ground, a Massachusetts federal court conditionally certified a class limited to individuals who were employed by two temporary employment agencies and who worked as temporary pick-up-and-delivery drivers for FedEx Ground in the New England region within the past three years. Potential claimants must voluntarily "opt in" to the lawsuit in order to be considered part of the class. In addition, in the same opinion, the court granted summary judgment in favor of FedEx Ground with respect to the plaintiffs' claims for unpaid overtime wages. The court has since granted judgment in favor of the other two defendants with respect to the overtime claims. Accordingly, the conditionally certified class of plaintiffs is now limited to a claim of failure to pay regular wages due under the federal Fair Labor Standards Act.

In April 2009, in *Bibo v. FedEx Express*, a California federal court granted class certification, certifying several subclasses of FedEx Express couriers in California from April 14, 2006 (the date of the settlement of the Foster class action) to the present. The plaintiffs allege that FedEx Express violated California wage-and-hour laws after the date of the Foster settlement. In particular, the plaintiffs allege, among other things, that they were forced to work "off the clock" and were not provided with required meal breaks or split-shift premiums. We asked the U.S. Court of Appeals for the Ninth Circuit to accept a discretionary appeal of the class certification order, but the court refused to accept it at this time.

In September 2009, in *Taylor v. FedEx Freight*, a California state court granted class certification, certifying a class of all current and former drivers employed by FedEx Freight in California who performed linehaul services since June 2003. The plaintiffs allege, among other things, that they were forced to work "off the clock" and were not provided with required rest or meal breaks. In May 2010, we filed a notice to remove this matter to federal court in California.

These class certification rulings do not address whether we will ultimately be held liable. We have denied any liability and intend to vigorously defend ourselves in these wage-and-hour lawsuits. Given the nature and status of these lawsuits, we cannot yet determine the amount or a reasonable range of potential loss, if any. However, we do not believe that any loss is probable in these lawsuits.

Independent Contractor – Lawsuits and State Administrative Proceedings. FedEx Ground is involved in approximately 50 class-action lawsuits (including 29 that are certified as class actions), several individual lawsuits and approximately 40 state tax and other administrative proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors.

Most of the class-action lawsuits have been consolidated for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. With the exception of more recently filed cases that have been or will be transferred to the multidistrict litigation, discovery on class certification and classification issues is now complete. Thus far, the court has granted class certification in 28 cases and denied it in 14 cases. In June 2010, the court dismissed without prejudice the previously certified nationwide class claim under the Employee Retirement Income Security Act of 1974 based on the plaintiff's failure to exhaust administrative remedies; this claim had been asserted as part of a Kansas case, and the judge has not yet issued a summary judgment decision on the remaining state law claims in that case. Motions for summary judgment on the classification issue (i.e., independent contractor vs. employee) are pending in all 28 of the pending multidistrict litigation cases that are certified as class actions.

In May 2010, in an Illinois case pending in the multidistrict litigation in which class certification was denied, the court granted the three named plaintiffs' motion for summary judgment on their claim under the Illinois wage law, holding that the three plaintiffs were employees under that law. The court has not yet ruled on the plaintiffs' motion for summary judgment on any of the remaining claims in that case. The classification issue is state-law specific and varies from state to state and from law to law within each state. Accordingly, the court's ruling in the Illinois case is not binding authority for any of the remaining claims in that case or for any of the other cases pending in the multidistrict litigation.

In January 2008, one of the contractor-model lawsuits that is not part of the multidistrict litigation, *Anfinson v. FedEx Ground,* was certified as a class action by a Washington state court. The plaintiffs in *Anfinson* represent a class of FedEx Ground single-route, pickup-and-delivery owner-operators in Washington from December 21, 2001 through December 31, 2005 and allege that the class members should be reimbursed as employees for their uniform expenses and should receive overtime pay. In March 2009, a jury trial in the *Anfinson* case was held, and the jury returned a verdict in favor of FedEx Ground, finding that all 320 class members were independent contractors, not employees. The plaintiffs have appealed the verdict. The other contractor-model purported class actions that are not part of the multidistrict litigation are not as far along procedurally as *Anfinson* and many of the lawsuits are currently stayed pending further developments in the multidistrict litigation.

Adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. Given the nature and status of these lawsuits, we cannot yet determine the amount or a reasonable range of potential loss, if any, but it is reasonably possible that such potential loss or such changes to the independent contractor status of FedEx Ground's owner-operators could be material. However, we do not believe that a material loss is probable in any of these matters.

ATA Airlines. ATA Airlines has sued FedEx Express in Indiana federal court alleging, among other things, that we breached a contract by not including ATA on our 2009 Civil Reserve Air Fleet (CRAF)/Air Mobility Command (AMC) team, which provides cargo and passenger service to the U.S. military. After being advised that it would not be a part of the 2009 team, ATA ceased operations and filed for bankruptcy. ATA has alleged damages of $94 million, including lost profits and aircraft acquisition costs. We have denied any liability and contend that ATA has suffered no damages. In April 2010, the court granted our motion for partial judgment on the pleadings and dismissed all of ATA's claims except for the breach of contract claim. In June 2010, the court denied our motion for summary judgment on the breach of contract claim, so that claim is still pending. Trial is currently scheduled for August 2010, and we still do not believe that any material loss is probable.

Other. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

Additional information about our contingencies can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis.

NOTE 17: RELATED PARTY TRANSACTIONS

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi-year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

NOTE 18: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Revenues	**$ 8,009**	**$ 8,596**	**$ 8,701**	**$ 9,428**
Operating income	**315**	**571**	**416**	**696**
Net income	**181**	**345**	**239**	**419**
Basic earnings per common share	**0.58**	**1.10**	**0.76**	**1.34**
Diluted earnings per common share [2]	**0.58**	**1.10**	**0.76**	**1.33**
2009 [1]				
Revenues	$ 9,970	$ 9,538	$ 8,137	$ 7,852
Operating income (loss)	630	784	182	(849)
Net income (loss)	384	493	97	(876)
Basic earnings (loss) per common share	1.23	1.59	0.31	(2.82)
Diluted earnings (loss) per common share [2]	1.23	1.58	0.31	(2.82)

(1) Operating expenses for the fourth quarter of 2009 include charges of $1.2 billion ($1.1 billion, net of tax, or $3.46 per diluted share) primarily related to noncash impairment charges associated with goodwill and aircraft-related asset impairments.

(2) The sum of the quarterly diluted earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective period.

NOTE 19: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee $1.2 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor" and "Non-Guarantor" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non-guarantor subsidiaries are presented in the following tables (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2010				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,310	$ 258	$ 443	$ (59)	$ 1,952
Receivables, less allowances	1	3,425	782	(45)	4,163
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	5	581	54	–	640
Deferred income taxes	–	492	37	–	529
Total current assets	1,316	4,756	1,316	(104)	7,284
Property and Equipment, at Cost	23	29,193	2,086	–	31,302
Less accumulated depreciation and amortization	18	15,801	1,098	–	16,917
Net property and equipment	5	13,392	988	–	14,385
Intercompany Receivable	–	–	1,132	(1,132)	–
Goodwill	–	1,551	649	–	2,200
Investment in Subsidiaries	13,850	2,619	–	(16,469)	–
Other Assets	1,527	801	99	(1,394)	1,033
	$ 16,698	$ 23,119	$ 4,184	$ (19,099)	$ 24,902
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 250	$ 12	$ –	$ –	$ 262
Accrued salaries and employee benefits	36	955	155	–	1,146
Accounts payable	8	1,196	422	(104)	1,522
Accrued expenses	47	1,488	180	–	1,715
Total current liabilities	341	3,651	757	(104)	4,645
Long-Term Debt, Less Current Portion	1,000	668	–	–	1,668
Intercompany Payable	702	430	–	(1,132)	–
Other Long-Term Liabilities					
Deferred income taxes	–	2,253	32	(1,394)	891
Other liabilities	844	2,921	122	–	3,887
Total other long-term liabilities	844	5,174	154	(1,394)	4,778
Stockholders' Investment	13,811	13,196	3,273	(16,469)	13,811
	$ 16,698	$ 23,119	$ 4,184	$ (19,099)	$ 24,902

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,768	$ 272	$ 304	$ (52)	$ 2,292
Receivables, less allowances	1	2,717	712	(39)	3,391
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	1	838	83	–	922
Deferred income taxes	–	486	25	–	511
Total current assets	1,770	4,313	1,124	(91)	7,116
Property and Equipment, at Cost	23	26,984	2,253	–	29,260
Less accumulated depreciation and amortization	17	14,659	1,167	–	15,843
Net property and equipment	6	12,325	1,086	–	13,417
Intercompany Receivable	758	–	379	(1,137)	–
Goodwill	–	1,485	744	–	2,229
Investment in Subsidiaries	11,973	2,129	–	(14,102)	–
Pension Assets	311	–	–	–	311
Other Assets	911	994	121	(855)	1,171
	$ 15,729	$ 21,246	$ 3,454	$ (16,185)	$ 24,244
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 500	$ 153	$ –	$ –	$ 653
Accrued salaries and employee benefits	26	711	124	–	861
Accounts payable	5	1,078	380	(91)	1,372
Accrued expenses	51	1,426	161	–	1,638
Total current liabilities	582	3,368	665	(91)	4,524
Long-Term Debt, Less Current Portion	1,250	680	–	–	1,930
Intercompany Payable	–	1,137	–	(1,137)	–
Other Long-Term Liabilities					
Deferred income taxes	–	1,875	51	(855)	1,071
Other liabilities	271	2,732	90	–	3,093
Total other long-term liabilities	271	4,607	141	(855)	4,164
Stockholders' Investment	13,626	11,454	2,648	(14,102)	13,626
	$ 15,729	$ 21,246	$ 3,454	$ (16,185)	$ 24,244

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$ 29,360	$ 5,700	$ (326)	$ 34,734
OPERATING EXPENSES:					
Salaries and employee benefits	91	12,026	1,910	–	14,027
Purchased transportation	–	3,424	1,392	(88)	4,728
Rentals and landing fees	4	2,118	240	(3)	2,359
Depreciation and amortization	1	1,751	206	–	1,958
Fuel	–	2,946	160	–	3,106
Maintenance and repairs	1	1,589	125	–	1,715
Impairment and other charges	–	–	18	–	18
Intercompany charges, net	(202)	(109)	311	–	–
Other	105	3,950	1,005	(235)	4,825
	–	27,695	5,367	(326)	32,736
OPERATING INCOME	–	1,665	333	–	1,998
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	1,184	161	–	(1,345)	–
Interest, net	(100)	41	(12)	–	(71)
Intercompany charges, net	114	(147)	33	–	–
Other, net	(14)	(18)	(1)	–	(33)
INCOME BEFORE INCOME TAXES	1,184	1,702	353	(1,345)	1,894
Provision for income taxes	–	625	85	–	710
NET INCOME	$ 1,184	$ 1,077	$ 268	$ (1,345)	$ 1,184

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$ 29,923	$ 5,851	$ (277)	$ 35,497
OPERATING EXPENSES:					
Salaries and employee benefits	82	11,483	2,202	–	13,767
Purchased transportation	–	3,362	1,211	(39)	4,534
Rentals and landing fees	4	2,134	296	(5)	2,429
Depreciation and amortization	2	1,706	267	–	1,975
Fuel	–	3,554	257	–	3,811
Maintenance and repairs	1	1,755	142	–	1,898
Impairment and other charges	–	1,098	106	–	1,204
Intercompany charges, net	(193)	81	112	–	–
Other	104	4,198	1,063	(233)	5,132
	–	29,371	5,656	(277)	34,750
OPERATING INCOME	–	552	195	–	747
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	98	103	–	(201)	–
Interest, net	(73)	28	(14)	–	(59)
Intercompany charges, net	90	(118)	28	–	–
Other, net	(17)	(3)	9	–	(11)
INCOME BEFORE INCOME TAXES	98	562	218	(201)	677
Provision for income taxes	–	514	65	–	579
NET INCOME	$ 98	$ 48	$ 153	$ (201)	$ 98

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$ 31,464	$ 6,860	$ (371)	$ 37,953
OPERATING EXPENSES:					
Salaries and employee benefits	98	11,660	2,444	–	14,202
Purchased transportation	–	3,392	1,333	(91)	4,634
Rentals and landing fees	4	2,127	313	(3)	2,441
Depreciation and amortization	2	1,651	293	–	1,946
Fuel	–	4,095	314	–	4,409
Maintenance and repairs	1	1,907	160	–	2,068
Impairment charges	–	882	–	–	882
Intercompany charges, net	(204)	(94)	298	–	–
Other	99	4,400	1,074	(277)	5,296
	–	30,020	6,229	(371)	35,878
OPERATING INCOME	–	1,444	631	–	2,075
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	1,125	310	–	(1,435)	–
Interest, net	(44)	4	(14)	–	(54)
Intercompany charges, net	51	(66)	15	–	–
Other, net	(7)	3	(1)	–	(5)
INCOME BEFORE INCOME TAXES	1,125	1,695	631	(1,435)	2,016
Provision for income taxes	–	687	204	–	891
NET INCOME	$ 1,125	$ 1,008	$ 427	$ (1,435)	$ 1,125

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**$ (450)**	**$ 2,942**	**$ 653**	**$ (7)**	**$ 3,138**
INVESTING ACTIVITIES					
Capital expenditures	–	**(2,661)**	**(155)**	–	**(2,816)**
Proceeds from asset dispositions and other	–	**38**	**(3)**	–	**35**
CASH USED IN INVESTING ACTIVITIES	–	**(2,623)**	**(158)**	–	**(2,781)**
FINANCING ACTIVITIES					
Net transfers from (to) Parent	**531**	**(397)**	**(134)**	–	–
Payment on loan between subsidiaries	–	**72**	**(72)**	–	–
Intercompany dividends	–	**158**	**(158)**	–	–
Principal payments on debt	**(500)**	**(153)**	–	–	**(653)**
Proceeds from stock issuances	**94**	–	–	–	**94**
Excess tax benefit on the exercise of stock options	**25**	–	–	–	**25**
Dividends paid	**(138)**	–	–	–	**(138)**
Other, net	**(20)**	**(5)**	**5**	–	**(20)**
CASH USED IN FINANCING ACTIVITIES	**(8)**	**(325)**	**(359)**	–	**(692)**
Effect of exchange rate changes on cash	–	**(8)**	**3**	–	**(5)**
Net (decrease) increase in cash and cash equivalents	**(458)**	**(14)**	**139**	**(7)**	**(340)**
Cash and cash equivalents at beginning of period	**1,768**	**272**	**304**	**(52)**	**2,292**
Cash and cash equivalents at end of period	**$ 1,310**	**$ 258**	**$ 443**	**$ (59)**	**$ 1,952**

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (924)	$ 3,156	$ 573	$ (52)	$ 2,753
INVESTING ACTIVITIES					
Capital expenditures	–	(2,248)	(211)	–	(2,459)
Proceeds from asset dispositions and other	–	69	7	–	76
CASH USED IN INVESTING ACTIVITIES	–	(2,179)	(204)	–	(2,383)
FINANCING ACTIVITIES					
Net transfers from (to) Parent	1,173	(1,066)	(107)	–	–
Payment on loan from Parent	17	–	(17)	–	–
Payment on loan between subsidiaries	–	36	(36)	–	–
Intercompany dividends	–	165	(165)	–	–
Principal payments on debt	(500)	–	(1)	–	(501)
Proceeds from debt issuance	1,000	–	–	–	1,000
Proceeds from stock issuances	41	–	–	–	41
Excess tax benefit on the exercise of stock options	4	–	–	–	4
Dividends paid	(137)	–	–	–	(137)
Other, net	(7)	–	–	–	(7)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,591	(865)	(326)	–	400
Effect of exchange rate changes on cash	–	(6)	(11)	–	(17)
Net increase (decrease) in cash and cash equivalents	667	106	32	(52)	753
Cash and cash equivalents at beginning of period	1,101	166	272	–	1,539
Cash and cash equivalents at end of period	$ 1,768	$ 272	$ 304	$ (52)	$ 2,292

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (44)	$ 2,889	$ 620	$ –	$ 3,465
INVESTING ACTIVITIES					
Capital expenditures	(1)	(2,683)	(263)	–	(2,947)
Collection on (payment of) loan to Parent	(5,971)	5,971	–	–	–
Proceeds from asset dispositions and other	–	34	16	–	50
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(5,972)	3,322	(247)	–	(2,897)
FINANCING ACTIVITIES					
Net transfers from (to) Parent	463	(296)	(167)	–	–
Payment on loans between subsidiaries	–	16	(16)	–	–
Dividend paid (to) from Parent	5,971	(5,971)	–	–	–
Intercompany dividends	–	165	(165)	–	–
Principal payments on debt	(551)	(85)	(3)	–	(639)
Proceeds from stock issuances	108	–	–	–	108
Excess tax benefit on the exercise of stock options	38	–	–	–	38
Dividends paid	(124)	–	–	–	(124)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	5,905	(6,171)	(351)	–	(617)
Effect of exchange rate changes on cash	–	2	17	–	19
Net (decrease) increase in cash and cash equivalents	(111)	42	39	–	(30)
Cash and cash equivalents at beginning of period	1,212	124	233	–	1,569
Cash and cash equivalents at end of period	$ 1,101	$ 166	$ 272	$ –	$ 1,539

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements, in 2008 the Company adopted the measurement date provisions originally issued in Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Benefit Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R)," (codified in FASB Accounting Standards Codification 715, Compensation — Retirement Benefits).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15, 2010 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 15, 2010

Ernst & Young LLP

SELECTED FINANCIAL DATA

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2010. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere in this Annual Report.

	2010	2009 (1)	2008 (2)	2007 (3)	2006 (4)
Operating Results					
Revenues	**$ 34,734**	$ 35,497	$ 37,953	$ 35,214	$ 32,294
Operating income	**1,998**	747	2,075	3,276	3,014
Income before income taxes	**1,894**	677	2,016	3,215	2,899
Net income	**1,184**	98	1,125	2,016	1,806
Per Share Data					
Earnings per share:					
Basic	**$ 3.78**	$ 0.31	$ 3.64	$ 6.57	$ 5.94
Diluted	**$ 3.76**	$ 0.31	$ 3.60	$ 6.48	$ 5.83
Average shares of common stock outstanding	**312**	311	309	307	304
Average common and common equivalent shares outstanding	**314**	312	312	311	310
Cash dividends declared	**$ 0.44**	$ 0.44	$ 0.30	$ 0.37	$ 0.33
Financial Position					
Property and equipment, net	**$ 14,385**	$ 13,417	$ 13,478	$ 12,636	$ 10,770
Total assets	**24,902**	24,244	25,633	24,000	22,690
Long-term debt, less current portion	**1,668**	1,930	1,506	2,007	1,592
Common stockholders' investment	**13,811**	13,626	14,526	12,656	11,511
Other Operating Data					
FedEx Express aircraft fleet	**664**	654	677	669	671
Average full-time equivalent employees and contractors	**245,109**	247,908	254,142	241,903	221,677

(1) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily related to impairment charges associated with goodwill and aircraft. See Note 3 to the accompanying consolidated financial statements. Additionally, common stockholders' investment includes an other comprehensive income charge of $1.2 billion, net of tax, related to the funded status of our retirement plans at May 31, 2009.

(2) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to impairment charges associated with intangible assets from the FedEx Office acquisition. See Note 3 to the accompanying consolidated financial statements. Additionally, results for 2008 and 2007 include several 2007 acquisitions.

(3) Results for 2007 include a charge of $143 million at FedEx Express associated with upfront compensation and benefits under our labor contract with our pilots.

(4) Results for 2006 include a charge of $79 million ($49 million, net of tax, or $0.16 per diluted share) to adjust the accounting for certain facility leases, predominantly at FedEx Express.

BOARD OF DIRECTORS

James L. Barksdale (3)(4)
Chairman and President
Barksdale Management Corporation
Investment management company

John A. Edwardson (1*)
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin (3*)(4)
Chief Executive Officer
JLABS, LLC
Technology company

J.R. Hyde III (3)
Chairman
GTx, Inc.
Biopharmaceutical company

Shirley A. Jackson (2)(4*)
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger (2*)(4)
Chairman, President and
Chief Executive Officer
ITT Corporation
Engineering and manufacturing company

Gary W. Loveman (1)(3)
Chairman, President and
Chief Executive Officer
Harrah's Entertainment, Inc.
Branded gaming entertainment company

Susan C. Schwab (2)
Professor
University of Maryland
School of Public Policy
Former U.S. Trade Representative

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith (1)
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

David P. Steiner (1)
Chief Executive Officer
Waste Management, Inc.
Integrated waste management services company

Paul S. Walsh (2)
Chief Executive Officer
Diageo plc
Beverage company

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Information Technology Oversight Committee*
(4) *Nominating & Governance Committee*
* *Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FEDEX CORPORATION

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FEDEX EXPRESS SEGMENT

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and Chief Operating Officer
FedEx Express

Manfred Schardt
President and Chief Executive Officer
FedEx Trade Networks

Craig M. Simon
President and Chief Executive Officer
FedEx SupplyChain Systems

FEDEX GROUND SEGMENT

David F. Rebholz
President and Chief Executive Officer
FedEx Ground

Henry J. Maier
Executive Vice President
Strategic Planning and Communications

Michael P. Mannion
Executive Vice President and Chief Operating Officer
FedEx Ground

Ward B. Strang
President and Chief Executive Officer
FedEx SmartPost

FEDEX FREIGHT SEGMENT

William J. Logue
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

FEDEX SERVICES SEGMENT

Sherry A. Aaholm
Executive Vice President, Information Technology
FedEx Services

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Executive Officer
FedEx Customer Information Services

CORPORATE INFORMATION

FEDEX CORPORATION: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

ANNUAL MEETING OF SHAREOWNERS: Monday, September 27, 2010, 10:00 a.m. local time, FedEx Express World Headquarters, Auditorium, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125.

STOCK LISTING: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

SHAREOWNERS: As of July 12, 2010, there were 14,926 shareowners of record.

MARKET INFORMATION: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2010 and 2009:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2010				
High	**$ 70.27**	**$ 85.43**	**$ 92.59**	**$ 97.75**
Low	**49.76**	**68.06**	**75.17**	**78.29**
Dividend	**0.11**	**0.11**	**0.11**	**0.11**
FY 2009				
High	$ 93.69	$ 96.65	$ 76.94	$ 62.16
Low	71.33	53.90	42.37	34.02
Dividend	0.11	0.11	0.11	0.11

FINANCIAL INFORMATION: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. You will be mailed a copy of the Form 10-K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: Ernst & Young LLP, Memphis, Tennessee

CUSTOMER SERVICE: Call 1-800-Go-FedEx or visit fedex.com.

MEDIA INQUIRIES: Jess Bunn, Manager, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7463, e-mail: mediarelations@fedex.com

SHAREOWNER ACCOUNT SERVICES: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617, www.computershare.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

INVESTOR RELATIONS: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com

EQUAL EMPLOYMENT OPPORTUNITY: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, age, disability, veteran status or, where applicable, marital status.

For more detail on the information in this report, visit http://www.fedex.com/us/investorrelations

Our latest Global Citizenship Report is available at http://csr.fedex.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001812
© 1996 Forest Stewardship Council
FSC

The minimized environmental footprint of this report is the result of an extensive, collaborative effort between FedEx and EarthColor Inc. Environmental impact was a main consideration from the inception of the project. This book is printed on Forest Stewardship Council-certified, responsibly forested paper containing recycled post-consumer waste fiber. This book was produced with the highest regard for the planet and its ecosystems and was printed using 100 percent green renewable wind power along with sustainable manufacturing principles employed in the printing process. These practices include socially responsible procurement, lean manufacturing, green chemistry principles, the recycling of residual materials and inks and coatings with reduced volatile organic compounds.

Carbon reduction strategies have been used to minimize the carbon emissions. Our efforts net the following savings:

116 trees preserved for the future

37 million BTUs of energy conserved

5,720 kWh of electricity offset

10,992 pounds of greenhouse gas reduced

52,939 gallons of water waste eliminated

3,214 pounds of solid waste eliminated

Sources: Estimates above were made using the Environmental Defense calculator 2.0 and the U.S. EPA's power profiler.

Strategy + Design by Unboundary, Inc., Atlanta, GA | Printing by EarthColor Inc. | Photographs on pages 6-7 by Gregory Miller



FEDEX EXPRESS is the world's largest express transportation company, providing time-certain delivery to more than 220 countries and territories.



FEDEX GROUND provides low-cost, small-package shipping to businesses and residences in the United States and Canada.



FEDEX FREIGHT is the leading North American provider of fast-transit and economical less-than-truckload (LTL) freight services.



FEDEX SERVICES supports our transportation units, while FedEx Office offers shipping and business services at nearly 2,000 retail locations in eight countries.

FEDEX CORPORATION
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com



THE FUTURE OF FUEL

We call it "30 by 30" — our goal to get 30 percent of our jet fuel from alternative fuels by the year 2030. New advances bring that goal closer to reality every day, with jet fuel already being produced from algae (at left) and from plants such as jatropha and camelina.